UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT #1
FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of The Securities Exchange Act of 1934

VIPER POWERSPORTS INC.
(Name of Small Business Issuer in its charter)

Nevada	41-1200215
(State or other jurisdiction of Incorporation or organization)	(IRS Employer ID Number)

5733 International Parkway, New Hope, Minnesota	55428
(Address of principal executive offices)	(Zip Code)

(763) 732-0778
(Issuer’s Telephone Number)

Securities to be registered under Section 12(b) of the Act: None

Securities to be registered under Section 12(g) of the Act:

Common Stock, $0.001 par value (Title of class.)

PART I

Item 1. Description of Business

(a) BUSINESS DEVELOPMENT

        Viper Powersports Inc. is the successor to ECCO Capital Corporation (“ECCO”), which was incorporated in Nevada in 1980 under a former name. Prior to 2001, ECCO was actively engaged for years in the business of leasing used automobiles to individuals with subprime credit ratings. Because of its inability to achieve profitability, ECCO ceased all active operations in 2001. ECCO remained inactive until its stock exchange acquisition of Viper Motorcycle Company in early 2005, incident to which it changed its name to Viper Powersports Inc. on March 11, 2005.

        Effective March 31, 2005, Viper Powersports Inc. acquired all of the outstanding capital stock of Viper Motorcycle Company, a Minnesota corporation, resulting in Viper Motorcycle Company becoming a wholly-owned subsidiary of Viper Powersports Inc. For accounting and operational purposes, the acquisition was a recapitalization conducted as a reverse acquisition of Viper Powersports Inc. under the purchase method of accounting. Viper Motorcycle Company was regarded as the acquirer. Accordingly, our financial statements reflecting this reverse acquisition have been prepared to give retroactive effect to the incorporation of Viper Motorcycle Company on November 18, 2002 and represent the operations of Viper Motorcycle Company since its inception. Consistent with reverse acquisition accounting, all of the assets, liabilities and accumulated deficit of Viper Motorcycle Company are retained on our financial statements as the accounting acquirer. Since Viper Powersports Inc. had no assets or liabilities upon the effectiveness of the reverse acquisition, its book value has been stated at zero on our recapitalized balance sheet.

        The stock exchange for the reverse acquisition was effected on a one-for-one basis, resulting in the stockholders of Viper Motorcycle Company exchanging all of their capital stock for a like amount of capital stock of Viper Powersports Inc. Viper Powersports Inc. issued 8,378,324 shares of common stock and 783,000 shares of preferred stock to shareholders of Viper Motorcycle Company. This resulted in the former shareholders of Viper Motorcycle Company acquiring approximately 94% of the resulting combined entity. In addition, all holders of stock options and warrants for the purchase of common stock of Viper Motorcycle Company exchanged their options and warrants into similar options and warrants to purchase common stock of Viper Powersports Inc.

        Viper Performance Inc. is also a wholly-owned subsidiary of Viper Powersports Inc. Viper Performance Inc. was incorporated in Minnesota in March 2005 for the purpose of receiving and holding engine development technology and assets acquired by Viper Powersports Inc. effective March 31, 2005.

        As used herein, the terms “we”, “us”, “our”, and “the Company” refer to Viper Powersports Inc. and its two wholly-owned subsidiaries, unless the context indicates otherwise.

        Since our inception in late 2002, we have been in the business of designing, developing and commencing commercial marketing and production of premium custom V-Twin motorcycles popularly known as “cruisers.” Our motorcycles will be distributed and sold under our Viper brand through a nationwide network of independent motorcycle dealers. Marketing of our motorcycles is targeted toward the upscale market niche of motorcycle enthusiasts who prefer luxury products and are willing to pay a higher price for enhanced performance, innovative styling and a distinctive brand. We believe there is a consistently strong demand for upscale or luxury motorcycle products like our American-styled classic Viper cruisers and our premium V-Twin engines. For example, the prestigious upscale Robb Report magazine publishes a Robb Report Motorcycling magazine bi-monthly, which is targeted exclusively to luxury motorcycle products.

        In 2004 we produced and sold to our initial dealers a preliminary run of our initial cruiser model powered by a non-proprietary engine, consisting of 25 motorcycles which generated revenues of approximately $600,000. We then discontinued any further production operations in order to concentrate on acquiring proprietary motorcycle engine technology so that we could have our own engines to power all Viper motorcycles, as well as to complete certain other material enhancements to our initial cruiser. We completed the development and extensive testing of our proprietary V-Twin engines by October 2005, and we have been very satisfied with their performance while powering our cruisers during all kinds of street and highway running conditions.

        During the first nine months of 2005, we also completed all other planned enhancements and component modifications to our primary Viper cruiser, the “Diablo.” We believe that our Viper Diablo now satisfies all styling, performance and quality standards or criteria that we resolved to be met before being commercially introduced in our marketplace. We are currently in the process of outsourcing and/or ordering components, parts and raw materials for commercial production and sales of Viper cruisers by the summer of 2006.

2005 Reorganization

        Viper Motorcycle Company filed a registration statement with the Securities and Exchange Commission in June 2004 to register an initial public offering (IPO) of 1,800,000 common shares and 1,800,000 warrants to be offered as pairs at expected prices of $5.00 per share and $.10 per warrant. This IPO registration was withdrawn in January 2005 after the underwriter informed us that it could not be completed due to prevailing stock market conditions. Because of the inability to effect this IPO funding, we undertook and completed a major reorganization during early 2005 which included the above-described reverse merger recapitalization along with the conversion of most of our debt into our capital stock. We believed that we could not survive as an ongoing entity and obtain any further material financing unless we could eliminate most of our outstanding debt.

        Our debt conversions in this reorganization took place in January-February 2005, and they were all made on the basis of $2.50 per share of capital stock of Viper Motorcycle Company. Debt conversions included accounts payable, accrued liabilities and loans. We satisfied total liabilities of $4,770,879 including $2,813,379 being converted into 1,125,354 common shares and $1,957,500 being converted into 783,000 preferred shares.

Purchase of Engine Development Technology

        Our proprietary engine development technology was purchased effective March 31, 2005. These strategic assets were acquired from Thor Performance Inc., (“Thor”) a Minnesota corporation in exchange for 2,996,575 shares of common stock of Viper Powersports Inc. issued to Thor. Related parties of our company own a substantial majority of Thor. See “Certain Relationships and Related Transactions.”

        Motorcycle technology acquired by us in this strategic asset purchase includes designs and prototypes for three V-Twin engines and other motorcycle engines, related motorcycle component development, and a commitment to complete engine development still in progress which was completed by June 2005. Our proprietary engine development technology was designed and developed over the past 6-7 years by Melling Consultancy Design (MCD), a leading engine design and development firm based in England.

Corporate Data

        The address of the Company in suburban Minneapolis is 5733 International Parkway, New Hope, MN 55428; its phone number is (763) 732-0778; and its website address is www.viperpowersports.com.

(b) BUSINESS OF COMPANY

        We develop and produce proprietary motorcycle products targeted toward consumers who purchase upscale luxury products. Any material revenues we generate initially will be from sale of our Diablo cruisers. Additional anticipated sources of revenues include a second model of a Viper cruiser scheduled for commercial introduction in late 2006, aftermarket sales of our proprietary V-Twin engines, and sales of ancillary Viper motorcycle products including aftermarket custom parts and accessories and Viper branded apparel and other merchandise.

Our revenue stream will be primarily affected by customer demand for our Viper motorcycles, our ability to timely provide Viper products in response to dealer orders, recruitment and retention of effective Viper dealers who actively promote and sell our products, and our dealers’ acceptance of our floor plan financing facility. We currently hold orders from our dealers for approximately 100 Viper cruisers, although these orders are cancelable anytime by dealers.

Our Market

        Motorcycles are generally characterized in their industry by weight, primarily based on engine displacement size. Our cruisers fall within the heavyweight motorcycle category which includes models with engine displacements of at least 651cc (cubic centimeters). There are generally four types of heavyweight motorcycles:

  standard, which emphasize simplicity and low cost;

  performance, which emphasize handling and speed;

  touring, which emphasize rider comfort and long distance travel; and

  cruisers, which are designed to facilitate customization by owners.

        According to information released by Harley-Davidson based on data from the Motorcycle Industry Council (MIC), heavyweight motorcycle sales in the U.S. have increased each year from 1992 to 2004. Over a ten-year period from 1992 to 2002, new heavyweight motorcycle registrations increased from 86,400 units in 1992 to 442,300 units in 2002, an average annual growth rate in excess of 15%.

        Our Viper motorcycles are offered and compete in the upscale segment of the heavyweight custom V-Twin cruiser market dominated by Harley-Davidson. We believe that potential customers in this upscale market seek motorcycle models having a product and lifestyle appeal associated with the classic American V-Twin cruiser tradition. Our targeted customer base has expanded for many years due to the growing popularity of motorcycling along with the aging of the population bulge from the post-World War II baby boom years. Many males of the baby boom generation now are in their peak income earning years, making them good prospects for luxury goods. We believe that premium motorcycles have become well-accepted and popular luxury recreational motorsports products. In its recent annual report, Harley-Davidson stated that the typical consumer of their heavyweight motorcycles is a married man in his mid-forties having an income of approximately $81,000.

Our Motorcycles

         Viper Diablo

        The Viper Diablo is our primary cruiser, which we believe has been designed and developed with many styling and performance features and components distinguishing it from cruisers of our competitors. Our development efforts have focused substantially on providing enough signature styling and component features for the Diablo to compare favorably to other premium cruisers.

Premium components and distinctive features of the Diablo include:

  a powerful, billet-cut proprietary V-Twin engine;

  our unique right-side drivetrain providing maximum rider balance;

  premium HID headlights and LED display functions;

  a 6-speed transmission;

  adjustable rear end air suspension system and front-end Marzocchi forks;

  a proprietary handlebar vibration dampening system; and

  wide high-quality Metzeler tires and premium billet wheels.

The outward appearance of the Diablo includes distinctive styling features such as:

  substantial use of billet-cut components including the V-Twin engine, primary drive, controls and wheels;

  a low, streamlined look;

  oil storage in the frame, enabling a sleeker and more naked appearance due to absence of an under-seat oil tank;

  a unique swingarm design; and

  rear light and LED turn signals built into the fender.

Basic specifications of the Diablo cruiser are as follows:

Wheelbase length and rake:	68 inches, 34º

Weight:	570 pounds

Seat height:	21-25 inches, adjustable

Engine type:	45º V-Twin, air-cooled

Engine displacement:	Choice of 115, 128 and 152 cubic inches

Fuel distribution:	Mikuni carburetion or direct injection (DI)

Frame:	1 1/2" tubular steel

Transmission/drivetrain:	6-speed, Viper right-side drive

Final drive:	Belt

Rear-end suspension:	Adjustable air-ride

Front-end suspension:	Marzocchi inverted cartridge forks

Tires:	Metzeler – 130mm front and 240mm rear

Brakes:	4-piston caliper both front and rear

Power rating ranges:	105-150 bhp and 110-170 ft.lbs. torque depending upon the displacement engine model

         Viper Diablo PC

        The Viper Diablo PC is a distinct model from our Diablo cruiser primarily due to its different styling features. It is longer and lower than the Diablo, providing it with a somewhat chopper-style look compared to the Diablo. Most of the unique features and premium components used in the Diablo are also included in our Diablo PC model. Suggested retail prices of our Diablo PC line are expected to be approximately 10% more than Diablo cruisers with the same size V-Twin engine.

Viper Proprietary Engines

        The proprietary engine technology acquired by us in early 2005 affords us the opportunity to offer multiple displacements of engine size. We have completed extensive testing for our three initial V-Twin models of 115 cubic inches, 128 cubic inches and 152 cubic inches. Both our Diablo and Diablo PC cruisers lines will offer consumers the opportunity to choose from any one of these three engines to power the motorcycle they purchase. We believe that having our own proprietary engines will distinguish us clearly and favorably from other upscale custom V-Twin competitors.

        Our proprietary V-Twin engines feature an all-billet aluminum construction including cases, heads, cylinders, rocker boxes and covers, and oil pump components. Regardless of their varying rated power, our V-Twins will utilize the same crankshaft and stroke dimensions, with only the size of the cylinder bore creating the different displacements.

MCD Production Contract

        In December 2005, we entered into a written commercial production contract with Melling Consultancy Design (MCD) of Rochdale, England to outsource the manufacture of engine kits for us sufficient to satisfy our planned motorcycle production for 2006. These engine kits, to be produced in England by MCD and shipped to us, will contain all material components for our V-Twin engines. During the first seven months of 2006, MCD will produce a total of 120 engine kits. MCD has commenced production under this contract, and we expect to receive the initial shipment of engine kits in March 2006. We have purchased $41,000 of tooling and manufacturing equipment in England which is being used by MCD incident to this contract. We will retain ownership of this capital equipment upon completion of the contract. We also have paid MCD an equipment set-up charge of $2,200.

        Over the seven-month period of this contract, we will pay MCD approximately $28,700 monthly including compensation for six MCD employees, leasing the necessary CNC and other equipment and related software needed for billet production of our engine components, and cutting engine gears. We also will pay MCD a final software expense payment of approximately $6,000 in the last contract month. In addition, we will pay MCD approximately $1,230 per engine kit for the raw material aluminum billet costs. Accordingly, our estimated cost of each engine kit will be approximately $2,960, or $355,000 for all 120 of them. These costs are approximated because the MCD contract payments are expressed in English currency, and actual payments may vary somewhat due to prevailing currency translations from month to month.

Sales and Marketing

        We will sell our motorcycles directly to our authorized Viper dealers. Our dealer network will include well-established, independent full-service dealers offering more than one motorcycle brand. We currently have 17 Viper dealers located primarily in Southern and Midwestern states, all of which are experienced in selling and servicing premium heavyweight V-Twin motorcycles. We will continue to recruit additional qualified Viper dealers to attain our goal of having a nationwide distribution network. Our near-term marketing focus will emphasize dealer recruitment in regions of the country where we lack dealer representation.

        Our dealers must maintain full-service departments capable of providing quality V-Twin engine and drivetrain maintenance and repair. They also must be able to perform custom upgrade work on cruisers. Viper dealers enter into a written dealer agreement with us granting them a designated, non-exclusive location to sell Viper motorcycle products. Dealers have the exclusive right to use and display our Viper brand in their respective locations in connection with the sale of our products. They must be responsible for warranty services and general repair and maintenance services, maintain adequate working capital, and conduct material efforts toward promoting and selling Viper products. Dealer agreements are for a one-year term, and expire automatically unless renewed by us and consented to by the dealer.

        We will conduct substantial ongoing marketing activities to support our dealer network and promote Viper products and brands to our customer base and to the general public. Our marketing and promotional efforts will include advertising in selected trade publications and motorcycle magazines, production and publication of sales brochures, technical product documentation, and providing service and operational manuals for dealers and their customers. We also will participate in direct mail promotions to prospective customers, attend leading motorcycle trade shows and conventions including the annual Cincinnati V-Twin Expo for cruiser motorcycle dealers, and appear at popular motorcycle rallies including the Sturgis rally, Daytona Bike Week, Myrtle Beach rally and Biktoberfest. We also intend to institute material public relations efforts directed toward obtaining publication of articles on our company and its products in industry magazines and in newspapers and other publications available to the general public.

Dealer Floor Plan Financing

        We have a written agreement with GE Commercial Distribution Finance Corporation (CDF) to provide floor plan financing to Viper dealers. Under this facility, we submit an invoice to CDF describing motorcycles we ship to a dealer if the dealer requests CDF floor plan financing. Provided CDF accepts the transaction, CDF will pay us 96.7% to 100% of the amount invoiced within 15 days of CDF’s receipt of the invoice. We expect that most of our Viper dealers will purchase products from us financed by this CDF floor plan facility. Each Viper dealer must qualify independently with CDF to access this financing, and CDF is only obligated to finance products it has approved on a transactional basis. Ten of our dealers have qualified with CDF for this financing, and we expect virtually all of our dealers to qualify during 2006.

        CDF’s obligation to finance dealer purchases of Viper products is also subject to:

  our delivery of products to the dealer within 30 days of CDF’s acceptance;

  receipt of a transaction number from CDF; and

  receipt by CDF of the invoice from us within 10 days of product delivery to the Viper dealer.

        If for any reason CDF deems it necessary to repossess Viper products from a Viper dealer, we must repurchase them from CDF at the greater of the dealer unpaid balance or our original invoice price, regardless of the condition of the merchandise, and we also must pay any repossession expenses incurred by CDF. Our CDF floor plan financing facility may be terminated anytime by CDF or by us upon 30 days written notice to CDF.

Design and Development

        We are committed to a substantial ongoing design and development program to:

  introduce new Viper motorcycle models on an annual basis;

  improve and enhance existing Viper models;

  develop as many parts and components as possible for in-house production toward our goal of reducing production costs and controlling quality; and

  develop and produce or outsource production of ancillary Viper components and accessories for sale in the large custom cruiser aftermarket.

        We believe our established design and development systems, our professional and motivated personnel, and other development equipment and capabilities will enable us to timely design and develop new Viper products as needed to satisfy the changing needs and tastes of the custom cruiser market. Our design and development operations are conducted primarily through our in-house development and engineering department located in our suburban Minneapolis facility. Since our November 2002 inception through November 30, 2005 we spent approximately $2.8 Million on product research, design and development including capital purchases of equipment.

Manufacturing and Suppliers

        Our manufacturing operations will initially consist of in-house assembly of V-Twin engines and certain other material motorcycle components, procuring numerous parts and components from third party suppliers, outsourcing the painting of Viper motorcycles, and assembling and testing motorcycles for shipment to our dealers. Except for our engine components currently being produced in England, key components for our motorcycles are being outsourced for production or purchased off-the-shelf from third party vendors located in the United States. We have no written component supply agreements with our suppliers other than our engine component contract with MCD.

Warranty Policy

        We will provide a standard limited warranty for Viper products primarily covering parts and labor to repair or replace defective motorcycle components. Our warranty will cover unlimited mileage during an effective one-year term. Under our Viper dealer agreements, our dealers will conduct repairs on Viper products under warranty, for which we will reimburse dealers. Warranty repairs and replacements will be provided at no cost to the consumer.

Competition

        The heavyweight motorcycle market is highly competitive, and most of our competitors have substantially greater financial, personnel, development, marketing and other resources than us, which puts us at a competitive disadvantage. Our major competitors have substantially larger sales volumes than we expect to ever realize and in most cases have greater business diversification. Our main competitor is Harley-Davidson, which for years has dominated the custom cruiser segment of the motorcycle marketplace. Other major competitors include Polaris with its Victory motorcycle brand, BMW, Honda, Suzuki, Yamaha, Kawasaki, Moto Guzzi, Ducati and Triumph. Direct competition in the upscale cruiser market includes Big Dog, American IronHorse, Bourget’s Bike Works and others. We also compete with many small companies and sole proprietors who produce custom cruisers on a one-off basis using unbranded components. Due to the steady growth of cruiser-style motorcycles in recent years, we expect to encounter additional new competitors from time to time.

        We believe that the principal competitive factors in our industry are styling, performance, quality, product pricing, durability, consumer preferences, marketing and distribution, brand awareness and the availability of support services. We cannot assure anyone that we will be able to compete successfully against current or future competitors or that the competitive pressures faced by us will not materially harm our operations, business and financial condition.

Intellectual Property

        We hold a registered trademark for our Viper logo, and we have registered for trademark protection for the use of the term Viper in connection with motorcycles and motorcycle products. Although we have not been challenged by any party regarding our use of Viper as a brand name, there is no assurance that we will receive trademark protection from the U.S. Patent and Trademark Office. If we cannot obtain an official registration of the Viper trademark, however, we believe we hold the right to continue using the Viper name and brand as it is now used by us for motorcycle products. We are aware of other users of the marks Viper and Diablo for various products, and there is no assurance one or more of these other users will not challenge our use.

        We regard our development technology and proprietary know-how and assets as being very valuable to us, but we have no patent protection to date. We are in the process of preparing certain patents relating to our V-Twin engines and certain other Viper motorcycle components, which we expect to have filed with the U.S. Patent and Trademark Office by the end of 2005. We do not expect to obtain any significant patent protection, however, and we intend to rely primarily upon a combination of trade secrets and confidentiality agreements to protect our intellectual property.

        There is no assurance that any measures taken by us to protect our intellectual property will be sufficient or that such property will provide us with any competitive advantage. Competitors may be able to copy valuable features of our products or to obtain information we regard as a trade secret. We are currently not aware of any claims of infringement against us regarding our products or intellectual property rights.

Government Regulation

        Motorcycles sold in the United States, European Union countries, Canada and other countries are subject to established environmental emissions regulations and safety standards. Viper motorcycles must be certified by the Environmental Protection Agency (EPA) for compliance with applicable emissions and noise standards and by the California Air Resources Board (CARB) with respect to California’s more stringent emissions regulations. Motorcycles sold in California also are subject to certain tailpipe and evaporative emission requirements unique to California.

        Motorcycles sold in the United States are also subject to the National Traffic and Motor Vehicle Safety Act and its rules promulgated and enforced by the National Highway Traffic Safety Administration (NHTSA). This safety act prohibits sale of any new motorcycle failing to conform to NHTSA safety standards, and also provides for remedying safety defects through product recalls. We are also required to recall motorcycles voluntarily if we determine a safety defect exists regarding Viper motorcycles. If the NHTSA or we determine a defect exists requiring a recall, the costs to us of such an event could be very substantial.

        We are in the process of submitting our Viper cruisers and their V-Twin engines to the applicable governmental agencies to satisfy their certification requirements and standards. We expect to incur material ongoing costs to comply with motorcycle safety and emissions requirements. As new laws and regulations are adopted, we will assess their effects on current and future Viper motorcycle products. We expect to spend about $60,000 in 2006 for such compliance.

Employees

        We currently employ 16 persons including our management, development, marketing and administrative personnel, all of whom are employed fulltime. We expect to hire 3-4 assembly personnel in the middle of 2006 when we expect to commence commercial production of Viper cruisers. Other than these additional assembly personnel, we do not anticipate needing any additional personnel during the next twelve months.

Item 2. Plan of Operation and Management Analysis of Financial Condition

        The following discussion should be read in conjunction with our consolidated audited financial statements and related notes included in this registration statement. These financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles (US GAAP).

Plan of Operation

        Our long-term business strategy or goal is to become a leading developer and supplier of premium V-Twin heavyweight motorcycles, V-Twin engines, and ancillary motorcycle aftermarket products. In implementing this strategy, we intend to execute the following matters for the next twelve months:

        Commercialize the Diablo and Diablo PC - Our primary focus during 2006 will be to establish permanent production operations for our motorcycle products to be manufactured by us on a commercial scale. We have obtained the necessary working capital and inventory financing for this purpose. We also are completing a production assembly line including shelving, railings and individual station equipment necessary for efficient factory production operations. We also have obtained all vendors, suppliers or subcontract third parties needed for obtaining components, parts and raw materials for our motorcycles and having them painted after assembly, and we will continue to identify and obtain alternate sources for material components.

        Continue Design and Development - We will complete development and testing of our higher priced model in our Diablo line, the Diablo PC, in the first half of 2006 in order for it to be produced commercially by the third quarter of 2006. We also will commence design and development for one or more additional Viper models to be available for shipment to our dealers in 2007.

        Expansion of Distribution Network - We will continue to identify and recruit qualified independent motorcycle dealers to become Viper dealers until we achieve our goal of having a nationwide network of Viper dealers. We will only select full-service dealers which we determine possess a successful V-Twin motorcycle sales history, a solid financial condition, a good reputation in the industry, and a definite desire to sell and promote Viper products. We also intend to recruit and retain one or more Canadian motorcycle dealers to sell our products. Moreover, in 2006 we intend to commence initial efforts to enter overseas foreign markets including identifying effective overseas motorcycle distributors and attracting them to our products and Viper brand.

        Expansion of sales and marketing activities - We will continue and expand upon our marketing activities which are primarily focused toward supporting our dealer network and building Viper brand awareness. We will participate in leading consumer and dealer trade shows, rallies and other motorcycle events. We will attend at least eight major trade shows or rallies during 2006. We also will engage in ongoing advertising and promotional activities to develop and enhance the visibility of our Viper brand image.

        Market and sell ancillary Viper products - In 2006, we intend to commence marketing and sales of a variety of ancillary products under our Viper brand, particularly in the large custom cruiser aftermarket. We expect our primary aftermarket sales will be our line of powerful Viper V-Twin engines, and by 2007 we anticipate obtaining substantial revenues from Viper engine sales in this active aftermarket. We also intend to develop and offer for sale certain billet parts and components to be manufactured by us in-house. We also will outsource production of ancillary Viper items from third-party suppliers including various motorcycle parts and accessories, collectibles, and other Viper branded merchandise. For example, we have recently obtained a source to provide us with a line of Viper branded apparel. Our ancillary Viper products will be sold through multiple marketing channels including Viper dealers, independent aftermarket catalogs and our website.

        We anticipate spending approximately the following amounts in the next twelve months to support our operating expenses regardless of the number of motorcycles we sell or the revenues we receive:

Sales and marketing expenses including dealer support and recruitment	$1,200,000
Research and development activities	$650,000
General and administrative expenses including management compensation of $240,000	$750,000
Rent or mortgage payments and fixed overhead expenses	$400,000
Obtaining governmental regulatory certifications	$60,000
Purchase of capital equipment (1)	$75,000

(1)

Represents the 10% down payment needed for the purchase of $750,000 of CNC machines needed for in-house V-Twin engine production. The balance will be paid in monthly installments over a five-year period.

        Due to our 2005 private placement, we anticipate having sufficient cash to support our operating expenses until we commence commercial deliveries of Viper motorcycles in the summer of 2006. Thereafter we will need additional working capital, which there is no assurance will be available as needed.

Planned Relocation to New Facility

        We intend to move all of our business and operations to a new facility in Monticello, Minnesota by April 2006. This new facility, which will be owned by us, is much larger and more adaptable to our projected manufacturing operations than our current facility. In particular, the new facility contains ample space and electrical power for the large CNC machines we will need in order to satisfy our planned in-house production of many Viper motorcycle components from high-grade aluminum billet raw materials. The large capacity of our planned new headquarters also will provide us with plenty of expansion room to satisfy our projected growth in all Viper operations for the foreseeable future. See “Description of Property-Purchase of Monticello Facility.”

Engine Production

        We are outsourcing the production of our major engine components to Melling Consultancy Design (MCD) to satisfy our planned 2006 production needs. Since MCD was the designer and developer of our proprietary engines, we are particularly comfortable having our initial commercial engine components being manufactured by MCD. See “Description of Business-MCD Production Contract.”

        We intend to commence in-house V-Twin engine production at the Monticello facility by January 2007, after which we do not anticipate outsourcing the production of any major engine components to an outside source. After moving to Monticello, we intend to acquire and install the necessary CNC equipment and related software for future production of our V-Twin engine components.

Liquidity and Capital Resources

        Since our inception, we have financed our development, capital expenditures and working capital needs through the issuance of our capital stock or through loans from our principal shareholders. Financing through issuance of our common or preferred stock has included private placements for cash, common stock issued for employee compensation and consulting services, common stock issued to satisfy accounts payable, and common and preferred stock issued to convert outstanding loans and other liabilities into capital stock of our company. We have raised a total of approximately $6.1 Million through the sale of our common stock in private placements, and at least $3.5 Million in loans from our management or principal shareholders.

        We have also relied on satisfying substantial employee compensation, consulting fees, product development, marketing and administrative expenses directly through issuance of our common stock. From inception through the end of 2004, we paid a total of approximately $2.4 Million for such expenses with our common stock.

        As of November 30, 2005, we had cash resources of $1,011,578, total liabilities of approximately $443,000 and a working capital position of approximately $850,000.

2005 Private Placement

        In late August 2005, the Company completed a private placement of 1,000,038 shares of its common stock at a purchase price of $3.90 per share. This placement was commenced in June 2005, and was offered on the basis of a minimum of $3.9 Million and a maximum of $7.5 Million. Bathgate Capital Partners LLC of Denver, Colorado was the Placement Agent for this private offering, and we received net proceeds of $3,387,024 after payment of commissions and other offering expenses. We offered our shares in this placement only to accredited investors, and 32 accredited investors participated in the placement.

        The Placement Agent received 10% commissions and a 3% non-accountable expense allowance relating to all shares sold in the placement, and in addition received a warrant to purchase 100,004 shares of our common stock exercisable (including a “cashless” exercise provision) at $3.90 per share during a five-year term. The Placement Agent also was granted a preferential right of first refusal to purchase for its account, or to sell for our account, any of our securities for which we seek a private or public offering to raise capital in the four-month period after completion of the placement.

        Investors in this placement were granted registration rights which require us to prepare and file with the SEC within 90 days of the closing of the placement a registration covering the resale of their shares. Although we currently do not have such a registration on file with the SEC, none of the investors have yet objected to our delay.

Termination of SEDA Financing Agreement

        In August 2005, the Company entered into a Standby Equity Distribution Agreement (SEDA) with Cornell Capital Partners, LP of Jersey City, New Jersey. Under the terms of this SEDA financing facility, Cornell committed to purchase up to $15 Million of common stock of the Company over a period of 24 months. We paid Cornell a commitment fee for this SEDA by issuance to Cornell of 133,333 shares of our common stock and also granted Cornell a three-year warrant to purchase 1,750,000 of our common shares at $4.60 per share.

        Due to our belief that the SEDA is invalid, in January 2006 we terminated the SEDA between us and Cornell. Incident to the termination, we also canceled all commitment fee shares and warrants which had been issued to Cornell. There is no assurance that Cornell will not pursue a claim for damages against us incident to our termination of the SEDA, and we are unable to predict the future outcome of such a claim if pursued by Cornell.

Production Inventory Financing

        In October 2005, we entered into a Secured Inventory Financing Agreement with David Palmlund, one of our principal shareholders, as the Lender. This agreement provides us with production inventory financing up to $800,000, which has enabled us to order and pay for substantial purchases of components and supplies for our upcoming commercial production operations. We have utilized $150,000 of this inventory financing to date.

        Under this agreement, the Lender is secured with a first position against all Viper motorcycle parts and components and finished goods inventory. To obtain this inventory financing, we will pay the Lender monthly interest of 2% of the average monthly outstanding amount owed by us. Under this agreement, we have established a special bank account for all funds borrowed from the Lender, which account must be used only to pay vendors providing motorcycle components for commercial production. If this agreement is still effective when we commence commercial shipments to dealers, we must deposit 80% of payments we receive for our motorcycles into the special bank account.

        The initial term of the financing agreement is three months, with a three-month extension providing the Lender has consented. In January 2006, the Lender consented to the three-month extension. If necessary, we believe we can obtain a further reasonable extension until we obtain funding to repay the Lender, which there is no assurance will happen.

Critical Accounting Policies

        The preparation of our financial statements requires us to make estimates and judgments affecting our reported amounts of assets, liabilities, revenues and expenses, and related disclosures. On an ongoing basis, we will evaluate these estimates, which are based on historical experience and certain assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

        Note 1 to our financial statements contained in this document describes our accounting principles relating to revenue recognition, research and development, inventories, warranty provisions, impairment of long-lived assets, accounting for income taxes, and stock/option issuances and awards. The following information is supplementary to that contained in our financial statements.

        Stock-Based Compensation – We expense stock-based compensation issued to our employees, contractors, consultants or others providing goods and services to us. The fair market value of our securities issued for goods or services are expensed over the period in which we receive the related goods or services. Equity instruments which have been issued by us for goods and services have been for common shares or common stock purchase warrants. These securities are fully vested, non-forfeitable, and fully paid or exercisable at the date of grant. Regarding our option and warrant grants, their fair values have been determined by us using the Black-Scholes model of valuation.

        For the purpose of determining issuances of our common stock for goods and services and the exercise prices of our options or warrants, we have generally based the fair value of our common stock on the offering price used in our most recent private placement. Offering prices with respect to our private placements have been based on various factors including negotiations with unaffiliated representatives of private investors or independent placement agents and our valuation beliefs based on the development of our company at the respective times of the private placements.

        Due to our limited operating history and lack of significant or ongoing revenues and our substantial non-cash assets, we believe that using conventional valuation methodologies to determine the fair market value of our common stock, such as those methodologies based on revenue or assets, would result in an inappropriate value not representative of values determined by our Board of Directors. For the same reasons, our Board of Directors has not retained any independent valuation specialist to determine the fair market value of our common stock.

        Inventory Control – Inventories of motorcycle components and raw materials represent a large percentage of our tangible assets, and we expect this percentage to increase substantially in the future. We have established an enclosed and secure “cage” area in our facility for storage and recording of our component and raw material inventories immediately upon their delivery to us. We also employ an inventory control manager dedicated to and responsible for safeguarding, monitoring and recording our inventory asssets. All incoming and outgoing items to and from our cage area are recorded upon their movement in or out of the cage. Our inventory control system was in place during our preliminary production run in 2004, and we experienced no material loss of inventories at the time. Incident to our anticipated move to a larger plant in the spring of 2006, we intend to promptly establish a secure cage area and inventory control system there in order to handle and account for our inventories in an effective manner.

        Impairment – Soon after the end of each fiscal year and each interim quarter, we will conduct a thorough impairment evaluation of our engine development technology and any other material intangible assets. If the results of any such impairment analysis indicates our recorded values for any such assets have declined a material amount, we will adjust our recorded valuations to reflect any such decline in value in all our financial statements.

Off-Balance Sheet Arrangements

        Other than the guarantee of our floor plan financing which has been described above, we have no off-balance sheet arrangements.

Recent Accounting Pronouncements

        In December 2004, the FASB issued SFAS No. 123(R) (Share Based Payment) which establishes accounting standards for transactions in which an entity issues equity securities for goods or services. SFAS No. 123(R) replaces the former requirements of SFAS No. 123 and eliminates the ability to account for share-based compensation transactions using APB Opinion No. 25. We have adopted the provisions of SFAS No. 123(R) which will be reflected in all of our future financial statements.

        We have considered other recent accounting pronouncements of which we are aware, and we believe their adoption has not had, and will not have, any material impact on our financial position or results of operations.

Risk Factors

        Our business and any related investment in our common stock or other securities involves many significant risks. Any person evaluating our company and its business should carefully consider the following risks and uncertainties in addition to other information in this registration statement. Our business, operating results and financial condition could be seriously harmed due to one or more of the following risks.

Because of our recent development status and the nature of our business, our securities are highly speculative.

        Our securities are speculative and involve a high degree of risk, generally because of our being in the development stage from our 2002 inception until the middle of 2005. There is no assurance we will ever generate any material commercial revenues from our operations. Moreover, we do not expect to realize any material profits from our operations in the short term. Any profitability in the future from our business will be dependent upon realizing production and sales of our motorcycle products in material commercial quantities, which there is no assurance will ever happen.

We have a limited operating history primarily involved in product development, and we have not generated any commercial revenues to date or attained any profitable operations.

        From our inception in late 2002 through September 30, 2005, we have experienced cumulative losses of approximately $13.1 Million, and we will continue to incur losses until we produce and sell our motorcycle products in sufficient volume to attain profitability, which there is no assurance will ever happen. Our operations are particularly subject to the many risks inherent in the early stages of a business enterprise and the uncertainties arising from the lack of a commercial operating history. There can be no assurance that our business plan will prove successful.

        As a result of the completion of our recent private placement of securities in August 2005, we believe we now have sufficient funds to satisfy our estimated cash requirements until our planned commencement of commercial production and sales of our products in the summer of 2006. We will then need to raise additional financing to support commercial operations.

Our business plan will encounter serious delays or even result in failure if we are unable to obtain significant additional financing when needed, since we are required to make significant and continuing expenditures to satisfy our future business plan.

        Our ability to become commercially successful will depend largely on our being able to continue raising significant additional financing. If we are unable to obtain additional financing as needed, we would not be able to succeed in our commercial operations which eventually would result in a failure of our business. We have no cash flow from our business, and for at least the next twelve months we will be dependent for funds primarily through sale of our equity securities.

Our ability to generate future revenues will depend upon a number of factors, some of which are beyond our control.

        These factors include the rate of acceptance of our motorcycle products, competitive pressures in our industry, effectiveness of our independent dealer network, adapting to changes in the motorcycle industry, and general economic trends. We cannot forecast accurately what our revenues will be in future periods.

We have very limited experience in commercial production or sales of our products.

        Our operations have been limited primarily to designing and developing our products, testing them after development, establishing our initial distribution network of independent dealers, obtaining suppliers for our components, outsourcing future production of certain components, and reorganizing our company. These past activities only provide a limited basis to assess our ability to commercialize our motorcycle products successfully.

We have limited experience in manufacturing motorcycle products.

        Our motorcycles must be designed and manufactured to meet high quality standards in a cost-effective manner. Because of our lack of experience in manufacturing operations, we may have difficulty in timely producing motorcycle products in a volume sufficient to cover orders from our dealers. Any material manufacturing delays could frustrate dealers and their customers and lead to a negative perception of Viper products or our company. If we are unable to manufacture effectively in terms of quality, timing and cost, our ability to generate revenues and profits will be impaired.

We depend upon a limited number of outside suppliers for our key motorcycle parts and components.

        Our heavy reliance upon outside vendors and suppliers for our components involves risk factors such as limited control over prices, timely delivery and quality control. We have no written agreements to ensure continued supply of parts and components except our engine components for 2006. Although alternate suppliers are available for our key components, any material changes in our suppliers could cause material delays in production and increase production costs. Since we have only produced a limited number of motorcycles in 2004, we are unable to determine whether our suppliers will be able to timely supply us with commercial production needs.

        We intend to manufacture our engines in-house by January 2007 at the Monticello facility we are purchasing. During 2006, however, we will be dependent upon MCD, our English supplier, to produce the major components of our V-Twin engines for us. We currently have no available source for engine components other than MCD. Accordingly, we would suffer serious harm if MCD is unable to supply engine components effectively for our planned 2006 production. See “Business of Company-MCD Production Contract.”

        Our inability to obtain timely delivery of quality components, or our loss or interruption of services of our current engine supplier or one or more of our other component suppliers, or any material increases in the cost of our components, could result in material production delays and reductions in our motorcycle shipments, which could seriously impair our ability to generate revenues.

We will be highly dependent upon our Viper distribution network of independent motorcycle dealers.

        We depend upon our Viper dealers to sell our products and promote our brand image. If our dealers are unable to sell and promote our products effectively, our business will be harmed seriously. We currently have agreements with only seventeen dealers. We must continue to recruit and expand our dealer base to satisfy our projected revenues. If we fail to timely obtain new dealers or maintain our relationship with existing dealers effectively, we could be unable to achieve sufficient sales to support our operations.

        Our dealers are not required to sell our products on an exclusive basis and also are not required to purchase any minimum quantity of Viper products. The failure of dealers to generate sales of our products effectively would impair our operations seriously and could cause our business to fail.

        We also depend upon our dealers to service Viper motorcycles. Any failure of our dealers to provide satisfactory repair services to purchasers of Viper products could lead to a negative perception of the quality and reliability of our products.

Sales of Viper motorcycles are substantially dependent upon our ability to provide and maintain a source of reliable "floor plan" financing to our dealers.

        We have a significant agreement with a leading financial institution to provide floor plan financing to our dealers for their purchase of Viper products. Under this floor plan facility, we will receive payment for our motorcycles upon their shipment to our dealers. If we are unable to continue effective floor plan financing for our dealers, they would have to pay cash or obtain other financing to purchase Viper products, which most likely would result in substantially lower sales of our products, and lack of sufficient cash flow to support our business.

We will face significant challenges in obtaining market acceptance of Viper products and establishing our Viper brand.

        Our success depends primarily on the acceptance of our products and the Viper brand by motorcycle purchasers and enthusiasts. Virtually all potential customers are not familiar with or have not seen or driven Viper motorcycles. Acceptance of our products by motorcyclists will depend on many factors including price, reliability, styling, performance, uniqueness, service accessibility, and our ability to overcome existing loyalties to competing products.

Our business model of selling Viper motorcycles to upscale purchasers at premium prices may not be successful.

        Sales of our premium motorcycle products are targeted toward a limited number of upscale purchasers willing to pay a higher price for Viper products. Suggested retail prices of our motorcycles will be considerably higher than most cruiser models of our competitors. If we are unable to attract and obtain sufficient motorcyclists willing to pay the higher prices of our products, our business model would not succeed and our business would likely fail.

We may experience significant returns or warranty claims.

        Since we have no history of commercial sales of our products, we have no material data regarding the performance or maintenance requirements of Viper products. Accordingly, we have no basis on which we can currently predict warranty costs. If we experience significant warranty service requirements or product recalls, potential customers may not purchase our products. Any significant warranty service requirements or product recalls would increase our costs substantially and likely reduce the value of our brand.

Our exposure to product liability claims could harm us seriously.

        Given the nature of motorcycle products, we expect to encounter product liability claims against us from time to time for personal injury or property damage. If such claims become substantial, our brand and reputation would be harmed seriously. These claims also could require us to pay substantial damage awards, including punitive damages.

        Although we intend to obtain adequate product liability insurance, we may be unable to obtain coverage at a reasonable cost or in a sufficient amount to cover future losses from product liability claims. Any successful claim against us for uninsured liabilities or in excess of insured liabilities would most likely harm our business seriously.

Our success will be substantially dependent upon our current key employees and our ability to attract, recruit and retain additional key employees.

        Our success depends upon the efforts of our current executive officers and other key employees, and the loss of the services of one or more of them could impair our growth materially. If we are unable to retain current key employees, or to hire and retain additional qualified key personnel when needed, our business and operations would be adversely affected substantially. We do not have "key person" insurance covering any of our employees, and we only have one written employment agreement with a key employee.

Our success depends substantially on our ability to protect our intellectual property rights, and any failure to protect these rights would be harmful to us.

        The future growth and success of our business will depend materially on our ability to protect our trademarks, trade names and any future patent rights, and to preserve our trade secrets. We hold trademark rights including our logo design and the use of our "Viper" brand for motorcycle products, and we have applied for certain additional trademark protection. There is no assurance, however, that any future or current trademark registrations will result in a registered and protectable trademark. Moreover, there is no assurance that other users of the Viper or Diablo mark will not challenge our brands. If one or more challenges against us are successful, we could be forced to discontinue use of our motorcycle brands, which would cause serious harm to our business and brand image.

        We are in the process of applying for various patents covering unique features of both our motorcycles and our V-Twin engines, but we do not expect to obtain any significant patent protection. We will rely mainly upon trade secrets, proprietary know-how, and continuing technological innovation to compete in our market. There is no assurance that our competitors will not independently develop technologies equal to or similar to ours, or otherwise obtain access to our technology or trade secrets. Our competitors also could obtain patent rights that could prevent, limit or interfere with our ability to manufacture and market our products. Third parties also may assert infringement claims against us in the future, which could cause us to incur costly litigation to protect and defend our intellectual property rights. Moreover, if we are judged to have infringed rights of others, we may have to pay substantial damages and discontinue use of the infringing product or process unless they are re-designed to avoid the infringement. Any claim of infringement against us would involve substantial expenditures and divert the time and effort of our management materially.

We will face intense competition from existing motorcycle manufacturers already well established and having much greater customer loyalty and financial, marketing, manufacturing and personnel resources than us.

        In our premium heavyweight motorcycle market, our main competitor is Harley-Davidson Inc. which dominates the market for V-Twin cruiser motorcycles. Other significant competitors include Suzuki, Honda, Yamaha, Kawasaki, Ducati, Triumph, BMW, Moto Guzzi and Polaris with its Victory motorcycle line. We also face particularly direct competition from a number of V-Twin custom cruiser manufacturers concentrating on the same upscale market niche where we are situated, including Big Dog, American IronHorse, Bourget’s Bike Works and others. Additional competition exists from the numerous small companies and individuals throughout the country which build "one-off" custom cruisers from non-branded parts and components available from third parties. We also expect additional competitors to emerge from time to time in the future. There is no assurance that we will be able to compete successfully against current and future competitors.

Introduction of new models of motorcycles by our competitors could materially reduce demand for our products.

        Products offered in our industry often change significantly due to product design and performance advances, safety and environmental factors, or changing tastes of motorcyclists. Our future success will depend materially on our ability to anticipate and respond to these changes. If we cannot introduce acceptable new models on a regular basis or if our new models fail to compete effectively with those of our competitors, Our ability to generate revenues or achieve profitability would be impaired substantially.

Purchase of recreational motorcycles is discretionary for consumers, and market demand for them is influenced by factors beyond our control.

        Viper motorcycles represent luxury consumer products and accordingly market demand for them depends on a number of economic factors affecting discretionary consumer income. These factors are beyond our control and include employment levels, interest rates, taxation rates, consumer confidence levels, and general economic conditions. Adverse changes in one or more of these factors may restrict discretionary consumer spending for our products and thus harm our growth and profitability.

        Viper motorcycles also must compete with other powersport and recreational products for the discretionary spending of consumers.

Our business is subject to seasonality which may cause our quarterly operating results to fluctuate materially.

        Motorcycle sales generally are seasonal in nature since consumer demand is substantially lower during colder seasons in North America. We may endure periods of reduced revenues and cash flows during off-season periods, requiring us to lay off or terminate employees from time to time. Seasonal fluctuations in our business could cause material volatility in the public market price of our common stock.

When we sell our products in international markets, we will encounter additional factors which could increase our cost of selling our products and impair our ability to achieve profitability from foreign business.

        Our marketing strategy includes future sales of Viper products internationally, which will subject our business to additional regulations and other factors varying from country to country. These matters include export requirement regulations, foreign environmental and safety requirements, marketing and distribution factors, and the effect of currency fluctuations. We also will be affected by local economic conditions in international markets as well as the difficulties related to managing operations from long distances. There is no assurance we will be able to successfully market and sell Viper products in foreign countries.

We must comply with numerous environmental and safety regulations.

        Our business is governed by numerous federal and state regulations governing environmental and safety matters with respect to motorcycle products and their use. These many regulations generally relate to air, water and noise pollution and to motorcycle safety matters. Compliance with these regulations could increase our production costs, delay introduction of our products and substantially impair our ability to generate revenues and achieve profitability.

        Use of motorcycles in the United States is subject to rigorous regulation by the Environmental Protection Agency (EPA), and by state pollution control agencies. Any failure by us to comply with applicable environmental requirements of the EPA or relevant state agencies could subject us to administratively or judicially imposed sanctions including civil penalties, criminal prosecution, injunctions, product recalls or suspension of production.

        Motorcycles and their use are also subject to safety standards and rules promulgated by the National Highway Traffic Safety Administration (NHTSA). We could suffer harmful recalls of our motorcycles if they fail to satisfy applicable safety standards administered by the NHTSA.

We do not intend to pay any cash dividends on our common stock.

        We have never declared or paid any cash dividends on our common stock and we do not anticipate paying any cash dividends in the foreseeable future.

The price of our common stock may be volatile and fluctuate significantly in our over-the-counter trading market, and an investor’s shares could decline in value.

        Our common stock trades in the over-the-counter (OTC) market, and has not experienced a very active trading market. There is no assurance a more active trading market for our common stock will ever develop, or be sustained if it emerges. Unless an active trading market is developed for our common stock, it will be difficult for shareholders to sell our common stock at any particular price or when they wish to make such sales.

        The market price of our common stock may fluctuate significantly, making it difficult for any investor to resell our common stock at an attractive price or on reasonable terms. Market prices for securities of early stage companies such as us have historically been highly volatile due to many factors not affecting more established companies. Moreover, any failure by us to meet estimates of financial analysts is likely to cause a decline in the market price of our common stock.

Our current management and principal shareholders control our company, and they may make material decisions with which other shareholders disagree.

        Our executive officers and directors and principal shareholders affiliated with them own a substantial majority of our outstanding capital stock. As a result, these persons acting as a group have the ability to control transactions requiring stockholder approval, including the election or removal of directors, significant mergers or other business combinations, changes in control of our company, and any significant acquisitions or dispositions of assets.

Additional shares of our authorized capital stock which are issued in the future will decrease the percentage equity ownership of existing shareholders, could also be dilutive to existing shareholders, and could also have the effect of delaying or preventing a change of control of our company.

        Under our Articles of Incorporation, we are authorized to issue up to 100,000,000 shares of common stock and 20,000,000 shares of preferred stock. Our board of directors has the sole authority to issue remaining authorized capital stock without further shareholder approval. To the extent that additional authorized preferred or common shares are issued in the future, they will decrease existing shareholders’ percentage equity ownership and, depending upon the prices at which they are issued, could be dilutive to existing shareholders.

        Issuance of additional authorized shares of our capital stock also could have the effect of delaying or preventing a change of control of our company without requiring any action by our shareholders, particularly if such shares are used to dilute the stock ownership or voting rights of a person seeking control of our company.

Item 3. Description of Property

        The Company currently does not own any real estate. All development, production, marketing and administrative operations of the Company are conducted from its suburban Minneapolis leased facilities of 13,365 square feet. For these facilities, the Company pays monthly rental of $6,106 plus common area maintenance under a lease expiring in June 2006.

        The Company owns considerable development and production equipment, computer and office equipment, and business vehicles, all of which have cost it approximately $350,000 since its inception in November 2002.

Purchase of Monticello Facility

        On December 15, 2005, we entered into a Purchase Agreement to acquire a combined headquarters and production facility. This facility is located in Monticello, Minnesota next to the I-94 freeway, approximately 25 miles northwest of Minneapolis, Minnesota.

        This Monticello real estate includes a modern manufacturing building of 32,000 square feet located on 3.76 acres of land, which will contain all of our development, production, marketing and administrative operations and functions for the foreseeable future. This facility is almost three times the size of our current facility. We believe that our future monthly mortgage payments for the Monticello facility will not exceed our current monthly rental payments for our present facility.

        The purchase price for the Monticello property is $1,150,000, which we must pay to the current owner by March 1, 2006. We have commenced negotiations to finance this purchase through one or more secured real estate transactions. We believe we will be able to obtain enough financing to cover the entire purchase price through a combination of bank mortgage and local community financing.

Item 4. Security Ownership of Certain Beneficial Owners and Management

The following table sets forth as of January 15, 2006 certain information regarding beneficial ownership of the common and preferred stock of the Company by (a) each person or group known by the Company to be the beneficial owner of more than 5% of the outstanding common or preferred stock of the Company, (b) each director and executive officer of the Company, and (c) all directors and executive officers of the Company as a group. Each shareholder named in the below table has sole voting and investment power with respect to shares of common or preferred stock shown in the table. Shares underlying any options or warrants included in the table are all currently exercisable. Unless otherwise indicated, the address of each listed shareholder is 5733 International Parkway, New Hope, Minnesota 55428.

Shareholder	Shares Owned Beneficially	Percent of Class

A. Title of Class - Common Stock

John Lai (l)	665,582	6.6%
Terry L. Nesbitt (2)	425,000	4.1%
Robert O. Knutson (3)	249,353	2.4%
John R. Silseth II	2,065,138	20.4%
David Palmlund III (4)	2,811,698	25.0%
5323 Swiss Avenue
Dallas, TX 75214
Garry Lowenthal (5)	868,916	8.6%
1836 Prior Avenue
Falcon Heights, MN 55113
All directors and officers	1,289,935	12.4%
as a group (3 persons) (6)

B. Title of Class - Preferred Stock

David Palmlund III (7)	740,000	94.5%

(1)	Includes 150,000 shares underlying an option.
(2)	Includes 125,000 shares underlying an option.
(3)	Includes 75,000 shares underlying an option.
(4)	Includes an aggregate of 395,000 shares underlying warrants, convertible notes and an option, and 740,000 shares underlying his convertible preferred stock.
(5)	Includes 75,000 shares underlying an option.
(6)	Includes 350,000 shares underlying options.
(7)	These preferred shares are convertible into common shares on a one-for-one basis.

Item 5. Directors and Executive Officers, Promoters and Control Persons

        The directors of the Company serve until their successors are elected and shall qualify. Executive officers are elected by the Board of Directors and serve at the discretion of the directors. There are no family relationships among our directors and executive officers.

Name	Age	Position
John Lai	42	President, Co-founder and Director
Terry L. Nesbitt	56	Director, Executive Vice President and President of Subsidiary
John R. Silseth II	43	Co-founder and Managing Director of Subsidiary
Robert O. Knutson	68	Director and Secretary
Jerome Posey	57	Chief Financial Officer and Treasurer

JOHN LAI has been a director of the Company since its inception in 2002, and he also serves as Executive Vice President of Viper Motorcycle Company, a wholly-owned subsidiary of the Company. Since 1992, Mr. Lai has owned and operated Genesis Capital Group, Inc., a provider of corporate development and venture capital consulting. From 1996 to 1998, he was Chief Financial Officer and a director of Buyitnow.com, Inc., an internet retailer.

TERRY L. NESBITT has been a director of the Company since February 2005, and he is also the President of Viper Motorcycle Company, a wholly-owned subsidiary of the Company. Mr. Nesbitt has been our Executive Vice President of Sales and Marketing since our inception in 2002, being primarily in charge of all marketing and sales activities and the development of the dealer network for Viper products. Mr. Nesbitt also served as our Interim Chief Executive Officer during April-May 2004. During 2001 and most of 2002, Mr. Nesbitt was an independent consultant in the motorcycle industry. Prior to 2001, he served in several key sales management positions over a fifteen-year period with Polaris Industries Inc., including national sales manager for Polaris’ line of Victory V-Twin cruiser motorcycles.

JOHN R. SILSETH II is a co-founder of the Company and has served as Managing Director of Viper Performance Inc., a wholly-owned subsidiary of the Company, since its incorporation in March 2005. Through his wholly-owned company, Racing Partners Management Inc., Mr. Silseth has provided product development consulting and financing services to the Company since its 2002 inception, and he also is a principal shareholder of the Company. Through Racing Partners Management Inc., Mr. Silseth has provided consulting services to various early-stage or start-up businesses during the past ten years.

ROBERT O. KNUTSON has been a director of the Company since February 2005, and he has been Secretary of the Company since its 2002 inception. Mr. Knutson has practiced law in the Minneapolis metropolitan area as a sole practitioner since 1971, and prior thereto he was an associate attorney with the Minneapolis law firm of Dorsey & Whitney.

JEROME POSEY has been the Chief Financial Officer of the company since November 2005. From December 2001 until October 2005, Mr. Posey was Chief Financial Officer and a principal shareholder of Robin Lee’s, Inc., a retailer of collectibles, home décor and greeting cards. From 1997 to November 2001, he was Vice President/Finance and Chief Financial Officer of IntraVantage, Inc., which manufactured and sold a drug delivery device for the dental industry.

Item 6. Executive Compensation

        The following table sets forth the executive compensation of the executive officers of the Company during the two fiscal years ended December 31, 2004 and 2005.

SUMMARY COMPENSATION TABLE

Name and Positions	Year	Salary ($)		Stock Awards ($)		Securities Underlying Options/SARs (#)

John Lai, President (l)	2005	$84,000		—		150,000/0
	2004	$72,000		—		—
Terry Nesbitt, Vice President (l)	2005	$110,060	(2)	—		125,000/0
	2004	$104,966	(2)	$312,500	(3)	—

(1)

In February 2005, Mr. Lai was granted a stock option to purchase 150,000 common shares at $2.50 per share over a five-year term, and Mr. Nesbitt was granted a similar option to purchase 125,000 common shares.

(2)	Includes $6,000 related to a monthly fuel allowance of $500.
(3)	This stock grant to Mr. Nesbitt was for 125,000 common shares valued at $2.50 per share at the time of the grant.

Options/SAR Grants

        The Company has not issued any SAR grants since its inception. None of the stock options issued by the Company since its inception have been exercised. The following tables contain certain information relating to option grants in our last fiscal year as well as on unexercised options.

Option/SAR Grants in Last Fiscal Year Individual Grants

Name	Number of Securities Underlying Options/SARs Granted	% of Total Options/SARs Granted to Employees in Fiscal Year	Exercise or Base Price ($/Sh)	Expiration Date

John Lai	150,000	21.6%	$2.50	February 2010
Terry Nesbitt	125,000	18.1%	$2.50	February 2010

Aggregated Option/SAR Exercises in Last Fiscal Year and FY-End Option/SAR Values

			Number of Securities Underlying Unexercised Options/SARs at FY-End (#)	Value of Unexercised In-the-Money Options/SARs at FY-End ($)
Name	Shares Acquired	Value Realized ($)	Exercisable/Unexercisable	Exercisable/Unexercisable

John Lai	-0-	-0-	150,000/0	$375,000/0
Terry Nesbitt	-0-	-0-	125,000/0	$312,500/0

Compensation of Directors

        The Company does not have any arrangements to compensate its directors for their services provided as a director of the Company.

Employment Contracts and Change-in-Control Arrangements

        Except for Terry Nesbitt, the Company has no written employment contracts with its management or other employees. The Company also does not have any change-in-control arrangements with any person.

        Mr. Nesbitt is employed under a three-year written agreement expiring in January 2007, under which he is currently receiving salary of $104,060 plus medical insurance, a monthly fuel expense allowance, a vehicle for business purposes, and reimbursement of reasonable out-of-pocket expenses. If the Company terminates his employment without cause, he would receive severance payments of 75% of his annual compensation payable in equal monthly installments over two years.

Item 7. Certain Relationships and Related Transactions

        The promoters of the Company are John Lai and John Silseth II. They received a total of 120,000 shares of common stock of the Company, 60,000 shares apiece, in November 2002 incident to their services relating to the initial incorporation and organization of the Company. These shares were valued at $.40 per share at the time of their issuance.

        Following are any material transactions since June 2003 between the Company and any of its promoters, directors, executive officers, and principal shareholders:

Private Placements

         In connection with various private placements of our common stock, related parties have participated on the same terms as unrelated parties, including the following:

         June – December 2003 Placement — Related parties purchased a total of 70,000 shares at $2.00 per share including 19,500 shares by John Lai (our President), 2,500 shares by John Silseth II (a founder and principal shareholder), 33,000 shares by Robert Van Den Berg (a former director) and 15,000 shares by William Eisner (a former director).

         February – March 2005 Placement — Related parties purchased a total of 96,000 shares at $2.50 per share including 48,000 shares by John Lai (our President) and 48,000 shares by Garry Lowenthal (a principal shareholder).

         June – August 2005 Placement — Related parties purchased a total of 186,937 shares at $3.90 per share including 33,000 shares by John Silseth II (a founder and principal shareholder) and 153,937 shares by David Palmlund III (a principal shareholder).

Loans From Related Parties

        From December 2003 through August 2004, David Palmlund III, a principal shareholder, loaned the Company a total of $2 Million, for which he received various notes bearing interest rates from 10% to 35% and having maturity dates from August 2004 to September 2005. All of this Palmlund debt was outstanding as of December 31, 2004. In early 2005, Mr. Palmlund converted all of this debt except $150,000, including accrued interest, at $2.50 per share into 740,000 shares of preferred stock of the Company and 64,635 common shares of the Company. The unconverted Series A Note of $150,000 bears an interest rate of 18% per annum, matures on June 30, 2006, is convertible into common shares at $2.50 per share, and is secured by both tangible and intangible assets of the Company.

        From time to time, five related parties other than Mr. Palmlund have made substantial cash advances or loans to the Company for working capital purposes. These related party lenders have included our President (John Lai), two former directors (Clyde Fessler and Robert Van Den Berg) and two principal shareholders (John Silseth II and Garry Lowenthal). For these loans, they received unsecured notes paying interest at 8% per annum. As of December 31, 2004, $673,237 of such related party debt was outstanding, including accrued interest. In the early 2005 reorganization of the Company, all of these outstanding 8% notes and their accrued interest were converted into common shares of the Company at $2.50 per share.

Reorganization Debt Conversions

        During its early 2005 reorganization, the Company converted a total of $4,770,879 of outstanding debt and liabilities into its capital stock on the basis of $2.50 per share. These reorganization debt conversions included a total of $3,476,547 owed to related parties including John Lai, John Silseth II, Garry Lowenthal, Clyde Fessler and Robert Van Den Berg and consisting of outstanding loans and interest thereon of $2,694,418, accounts payable and accrued compensation of $344,629, and $437,500 to settle and terminate an employment contract with Clyde Fessler, a former director and officer.

Consulting Compensation

        During 2003, 2004 and 2005, we paid cash compensation to Racing Partners Management Inc., a corporation wholly owned by John R. Silseth II (a founder and principal shareholder of the Company) for consulting services related to motorcycle development, procurement of third party suppliers, creation of an assembly manufacturing system and preparing for commercial production. These consulting expenses included $55,000 in 2003, $36,000 in 2004 and $120,000 in 2005.

Common Stock Issued for Services

        In December 2003 the Company issued 25,000 shares of its common stock to Garry Lowenthal, a principal shareholder, for services valued at $2.50 per share or a total of $62,500 which services included establishing a comprehensive accounting system based on SAP enterprise software and developing internal control reporting processes. Incident thereto, the Company also granted Mr. Lowenthal a stock option to purchase 75,000 common shares at $2.00 per share over a five-year term.

        In December 2004, the Company granted a total of 189,700 shares of its common stock to various employees as additional compensation for past services rendered to the Company based on $2.50 per share, which grants included 125,000 shares issued to Terry Nesbitt, Vice President of the Company. These shares were granted to Mr. Nesbitt for services in connection with developing a dealer network to sell Viper motorcycles, and we valued these 125,000 shares at a total amount of $312,500. The value of common shares in respect to all stock grants of the Company for services was determined by the Board of Directors of the Company based both on concurrent sales of our common stock to unrelated parties and on the development status of our business at the time of the respective stock grants.

Guarantee of Letter of Credit (LOC)

        In January 2004 (as amended February 8, 2005), the Company obtained a LOC from Compass Bank of Dallas, Texas in the amount of $200,000 in favor of GE Commercial Distribution Finance Corporation in order to secure our floor plan financing facility. This LOC was guaranteed by David Palmlund III, a principal shareholder, who is being paid $3,000 monthly by the Company so long as this guarantee is outstanding.

Production Inventory Financing

        In October 2005, the Company entered into a production inventory financing agreement with David Palmlund III, a principal shareholder, as the Lender. This facility provides us with inventory financing for commercial production up to $800,000. For a description of the material terms of this inventory financing, see "Plan of Operation and Management Analysis of Financial Condition."

Purchase of Motorcycle Engine Technology

        In March 2005, the Company acquired its motorcycle engine technology and related prototypes from Thor Performance Inc. (“Thor”), a corporation controlled by related parties of the Company. In this acquisition, the Company issued 2,996,575 shares of its common stock in exchange for these engine development assets. Due to this transaction, four related parties of the Company, Messrs. Palmlund, Silseth, Lai and Lowenthal, beneficially acquired an aggregate of 2,401,192 shares of common stock of the Company based on their ownership of Thor. Mr. Palmlund acquired 913,306 shares, Mr. Silseth acquired 945,530 shares, Mr. Lai acquired 200,009 shares, and Mr. Lowenthal acquired 526,203 shares. All of these shares have been transferred to these four persons since the acquisition.

        Because Thor is controlled by persons who as a group control our company, our purchase of engine technology assets was not an arms-length transaction. Accordingly, before closing the transaction, Thor obtained and provided us with an independent fair market value appraisal from Value Incorporated, a business appraisal firm based in Dallas, Texas. For accounting purposes, the acquisition was valued by us at $7,491,438 based on $2.50 per share, whereas the independent appraisal valued our engine development intellectual property at $19,616,400.

Options and Warrants

        We have issued options from time to time in consideration for financing services or as an incentive to our employees. None of our options or warrants have been exercised. Related parties hold an aggregate of options to purchase 535,000 common shares including 460,000 shares exercisable at $2.50/share for five years and 75,000 exercisable at $2.00/share for five years.

        We also have issued warrants to David Palmlund III for providing us with financing services, which warrants have granted him the right to purchase a total of 225,000 of our common shares including 125,000 shares exercisable at $2.50 per share for a five-year term and 100,000 shares exercisable at $2.50 per share for a five-year term.

Item 8. Description of Securities

        The Company is authorized by its Articles of Incorporation to issue an aggregate of 100,000,000 shares of its common stock, $.001 par value, of which 10,126,375 common shares are outstanding. The Company also is authorized to issue up to 20,000,000 shares of its preferred stock, $.001 par value, of which 783,000 shares are outstanding.

Common Stock

        Shareholders of common stock of the Company are entitled to one vote per share on all matters to be voted upon by shareholders. Shareholders of common stock also are entitled to receive dividends if, when and as dividends are declared by the board of directors of the Company. In the event of the liquidation, dissolution or winding up of the Company, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, satisfying preferred stock rights, and paying any accrued dividends. Shares of common stock have no preemptive or conversion rights and are not subject to further calls or assessments. There are no redemption or sinking fund provisions applicable to common stock of the Company. Holders of common stock do not have cumulative voting rights, which means that holders of more than 50% of the outstanding shares of common and preferred stock of the Company can elect all directors of the Company, if they choose to do so.

        Common stock of the Company is quoted for public trading on the Pink Sheets OTC market under the symbol “VPWS.”

Preferred Stock

        Without any further shareholder approval, the board of directors of the Company is authorized to issue up to 20,000,000 shares of preferred stock in one or more series, and to fix the rights, preferences, privileges and restrictions of any preferred shares, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences. Preferred shares may have rights that are senior in material respects to common stock of the Company. Issuance of preferred stock also may have the effect of delaying or preventing a change in control of the Company. Issuance of preferred stock also could decrease the amount of earnings and assets available for distribution to holders of common stock, or could adversely affect the rights and powers, including voting rights, of common stock.

        The board of directors has authorized one class of preferred stock, which is the Series A Preferred Stock of the Company. Series A Preferred Stock includes 783,000 authorized shares, all of which are outstanding. Series A preferred shares have the same voting rights as the common stock of the Company, but cannot vote on any matter as a separate class. These Series A shares also have a cumulative dividend rate of $.20 per share per annum, a liquidation preference of $2.50 per share in regard to common stock, and are convertible into common stock of the Company on a one-for-one basis. Each share of Series A Preferred Stock of the Company was issued in the principal amount of $2.50 per share.

        There is no public trading market for the outstanding preferred shares of the Company.

Stock Transfer Agent

        Interwest Transfer Co. Inc. of Salt Lake City, Utah is the Transfer Agent and Registrar for common stock of the Company. The Company acts as its own transfer agent in regard to any outstanding preferred stock of the Company.

Warrants

        The Company has outstanding warrants to purchase an aggregate of 2,483,639 shares of its common stock, of which warrants for 1,766,135 have three-year terms and the rest have five-year terms. These warrants include warrants for 53,635 shares exercisable at $2.00 per share, warrants for 430,000 shares exercisable at $2.50 per share, warrants for 100,004 shares exercisable at $3.90 per share, warrants for 1,750,000 shares exercisable at $4.60 per share, and warrants for 150,000 shares exercisable at $6.00 per share.

Stock Options

        The Company has outstanding stock options to purchase an aggregate of 857,000 shares of its common stock, all of which have five-year terms. These stock options include options for 75,000 shares exercisable at $2.00 per share and options for 782,000 shares exercisable at $2.50 per share.

PART II

Item 1. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

Market Information

        The Company’s common stock is traded in the over-the-counter (OTC) market and quoted in the Pink Sheets quotation system under the symbol “VPWS.” Prior to the March 31, 2005 recapitalization between Viper Powersports Inc. and Viper Motorcycle Company, there had been no material trading of the common stock of the Company since 2001. Since that recapitalization, the range of high and low bid prices of the Company’s common stock, as reported by Pink Sheets quotation system, are as follows. These quotations reflect inter-dealer prices without retail mark-up, mark-down or commission and may not represent actual transactions.

Period	High Price(Bid)	Low Price(Bid)
April - June 30, 2005	$7.50	$5.00
July 1 - September 30, 2005	$6.75	$5.00
October 1 - December 31, 2005	$5.75	$3.00
January 1 - January 17, 2006	$5.25	$4.00

Shareholders

        As of January 15, 2006, there were 387 shareholders of record holding common stock of the Company.

Dividends

        The Company has never declared or paid any cash dividends on its common stock, and does not anticipate paying any cash dividends in the foreseeable future.

Securities Authorized for Issuance Under Equity Compensation Plans

        The Company has no established equity compensation plans for the issuance of common stock as payment for employees, consultants or other parties. The Company has utilized its common stock for equity compensation from time to time on a transactional basis. In the future, the Company most likely will establish some type of an equity compensation plan to provide incentive to current or future employees and others material to the Company’s business.

Item 2. Legal Proceedings

        The Company is not a party to any material or administrative lawsuit, action or other legal proceeding, and the Company is not aware of any such threatened legal proceeding. Moreover, none of the property of the Company is subject to any pending or threatened legal proceeding. No director, officer, affiliate or shareholder of the Company is a party to any pending or threatened legal proceeding adverse to the Company, nor do any of these persons hold any material interest adverse to the Company.

Item 3. Changes in and Disagreements With Accountants.

        Not applicable.

Item 4. Recent Sales of Unregistered Securities

Securities Issued For Cash

        From November 2002 through April 2003, the Company conducted a private placement of its common stock primarily to a limited number of accredited investors and sold 1,150,000 shares at $.40 per share for gross proceeds of $460,000. Based on the manner of sale and representations of investors, the Company believes that this issuance was a private placement not involving any public offering within the meaning of Section 4(2) of the Securities Act of 1933, as amended, and was thus exempt from the registration requirements of the Securities Act of 1933. All investors in this placement were accredited investors except for five persons.

        From July 2003 through December 2003, the Company conducted a private placement of its common stock primarily to a limited number of accredited investors and sold a total of 457,399 shares at $2.00 per share for gross proceeds of $914,798. These shares were offered by Lane Capital Markets acting as Placement Agent, which received $30,200 as a brokerage commission in this private offering. Based on the manner of sale and representations of investors, the Company believes that this issuance was a private placement not involving any public offering within the meaning of Section 4(2) of the Securities Act of 1933, as amended, and was thus exempt from the registration requirements of the Securities Act of 1933. All investors in this placement were accredited investors except for two persons.

        From December 2003 through January 2004, the Company conducted a private placement and sold $550,000 principal amount of its Series A 16% Convertible Secured Notes to three accredited investors. One of these investors was David W. Palmlund III, an affiliate and principal shareholder of the Company, who purchased $500,000 of these Series A Notes. In connection with the placement of these Series A Notes, the investors were also issued a total of 150,000 five-year common stock purchase warrants to purchase 150,000 common shares of the Company at an exercise price of $2.50 per share. Based on the manner of sale and representations of the three investors, the Company believes that this issuance of Series A Notes was a private placement not involving any public offering within the meaning of Section 4(2) of the Securities Act of 1933, as amended, and was thus exempt from registration requirements of the Securities Act of 1933.

        From January 2004 to May 2004, the Company conducted a private placement and sold 98,000 shares of its common stock to a limited number of accredited investors at $2.50 per share for total proceeds of $245,000. Based on the manner of sale and representation of the investors, the Company believes that this issuance was a private placement not involving any public offering within the meaning of Section 4(2) of the Securities Act of 1933, as amended, and was thus exempt from the registration requirements of the Securities Act of 1933. All investors in this placement were accredited investors.

        In February 2004, the Company issued and sold a Series B 18% Bridge Note in the principal amount of $500,000 to David W. Palmlund III. Based on the manner of sale and representations of Mr. Palmlund, the Company believes that this issuance of Series B Bridge Note was a private placement not involving any public offering within the meaning of Section 4(2) of the Securities Act of 1933, as amended, and was thus exempt from registration requirements of the Securities Act of 1933.

        In June 2004, the Company issued and sold a Series D 18% Note in the principal amount of $233,500 to David W. Palmlund III. Based on the manner of sale and representations of Mr. Palmlund, the Company believes that this issuance was a private placement not involving any public offering within the meaning of Section 4(2) of the Securities Act of 1933, as amended, and was thus exempt from registration requirements of the Securities Act of 1933.

        In June 2004, the Company also issued and sold two notes in the principal amount of $300,000 each, a total of $600,000, to David Palmlund III and RFJM Partners LLC, both accredited investors. In connection with issuance of these Notes, the Company also issued each of the two investors 66,667 shares of common stock of the Company. Based on the manner of sale and representations of these two investors, the Company believes that these related issuances consisted of a private placement not involving any public offering within the meaning of Section 4(2) of the Securities Act of 1933, as amended, and was thus exempt from registration requirements of the Securities Act of 1933.

        From February 2005 through May 2005, the Company conducted a private placement of its common stock to a limited number of accredited investors and sold a total of 305,212 shares of its common stock at $2.50 per share for total proceeds of $763,030. Based on the manner of sale and representations of investors, the Company believes that this issuance was a private placement not involving any public offering within the meaning of Section 4(2) of the Securities Act of 1933, as amended, and was thus exempt from registration requirements of the Securities Act of 1933. All investors in this placement were accredited investors.

        From July 2005 through August 2005 the Company conducted a private placement of its common stock to a limited number of accredited investors and sold a total of 1,000,038 shares at $3.90 per share for gross proceeds of $3,900,149. These shares were offered by Bathgate Capital Partners, LLC acting as Placement Agent, which received a total of $513,124 from the offering for brokerage commissions and other expenses of the offering. Based on the manner of sale and representations of the investors, the Company believes that this issuance was a private placement not involving any public offering within the meaning of Section 4(2) of the Securities Act of 1933, as amended, and was thus exempt from registration requirements of the Securities Act of 1933. All investors in this placement were accredited investors.

        All of the investors receiving securities of the Company in the foregoing transactions received legended certificates or notes for such securities which clearly stated the securities could not be resold, transferred or otherwise disposed of without either being registered under applicable securities laws or exempt from registration under a satisfactory securities exemption. In addition, any non-accredited investor in any of the foregoing placements had a substantial pre-existing relationship with one or more of the senior executives and directors of the Company. The Company further believes that all purchasers in the foregoing placements, both accredited and non-accredited; had such knowledge and experience in financial and business matters to enable them to evaluate the merits and risks of the investment.

Securities Issued for Services or Payables

        In November-December 2002, the Company issued a total of 425,000 shares of its common stock to various key persons involved with the organization and start-up operations of the Company relating to services valued in the aggregate at $170,000, or $.40 per share. All of these persons were accredited investors, and the services provided by them included professional services involved with the incorporation and organization of the Company, services relating to the initial design and development of the Company’s products, trademark related services, and numerous negotiation services to obtain vendors and suppliers to provide motorcycle components for future production of the Company’s products, and financial services related to obtaining working capital.

        In March 2003, the Company issued a total of 206,250 shares of its common stock to various key persons who had provided professional, legal and accounting services, served in key executive management roles, assisted the development of the initial Viper Motorcycles, and provided financial services consisting primarily of making unsecured loans to the Company during the first quarter of 2003, which services were valued at an aggregate of $82,500 or $.40 per share. All of these key persons were accredited investors. Additionally, in May 2003 the Company issued an additional total of 1,013,000 shares of its common stock to some of these key persons for like services plus provided a significant line of credit valued at $1,013,000 or $1.00 per share.

        In December 2003, the Company issued 42,500 shares of its capital stock to two persons for services valued at $85,000 or $2.00 per share, both of the persons being accredited investors. Of this issuance, 17,500 shares were issued to William Eisner in satisfaction of his outstanding account payable for Viper brand and tradename design and development, and the remaining 25,000 shares were issued to Garry Lowenthal for providing accounting system software implementation and as a signing bonus for his agreeing to become employed by the Company. Mr. Lowenthal also received an option in connection with his hiring for the purchase of 75,000 shares of common stock of the Company over a five-year term at an exercise price of $2.00 per share.

        In January 2004, the Company issued common stock purchase warrants to two persons for the purchase of a total of 53,635 common shares of the Company at $2.00 per share, both of which persons were accredited investors. This warrant issuance included a five-year warrant to purchase 37,500 shares granted to Donald Shiff for financial services consisting of an unsecured line of credit provided by him to the Company, and a three-year warrant to purchase 16,135 shares granted to Lane Capital Markets for services related to their being the Placement Agent in a private placement of the Company.

        During March-April 2004, the Company issued 61,000 shares of its common stock to three persons valued at $152,500 or $2.50 per share for services or property provided to the Company, all of which persons were accredited investors. Of this issuance, 16,000 shares were issued to Nonbox, Inc. for providing brand management and logo and trademark design services to the Company, 20,000 shares were issued to MSGi Corp for software services and assets, including setting up a SAP enterprise software system, and 25,000 shares were issued to Jeffrey Wright for marketing efforts including obtaining sponsorship of Viper products by an NFL football team and others while representing the Company. In connection with Mr. Wright’s marketing services, we also granted him a warrant to purchase 80,000 shares of our common stock over a five-year term at $2.50 per share.

        In March 2004, the Company also granted to its directors stock options for their service as members of the board of directors, which options provided for an aggregate purchase of 15,000 shares of common stock of the Company over a five-year period at an exercise price of $2.50 per share.

        In December 2004 the Company issued 175,000 shares of its common stock to a former executive officer valued at $437,500 or $2.50 per share who was an accredited investor, of which 100,000 shares were for his agreeing to be employed by the Company during 2004 and the remainder of 75,000 shares was in settlement of his employment contract which was terminated by mutual consent of both parties thereto.

        In December 2004, the Company also issued a total of 189,700 shares of its common stock to 12 fulltime employees and two accredited investor consultants of the Company in consideration for their services during 2004, which totaled $474,250 in value based on $2.50 per share. These shares were issued in consideration for development, management, marketing, engineering, and administrative services provided to the Company incident to their employment with the Company or in consideration for public relations and venture capital services regarding the consultants. The Company believes this transaction was exempt from registration under Rule 701 of the Securities Act as to the employees and under Section 4(2) as to the two consultants.

        In Jan-Mar, 2005, the Company issued stock options to its twenty-one employees/consultants for incentive purposes in the aggregate of options to purchase 767,000 shares of its common stock over a five-year term at an exercise price of $2.50 per share. The Company believes this transaction was exempt from registration under Rule 701 of the Securities Act.

        In March 2005 the Company issued warrants to two accredited investors for the total purchase of 250,000 common shares of the Company, including a warrant to David W. Palmlund III for 100,000 shares exercisable at $2.50 per share for a five-year term, and granted to Mr. Palmlund for financial services relating to an unsecured line of credit provided to the Company, and another warrant to US Euro Consulting for 150,000 shares exercisable at $6.00 per share for a three-year term, and granted to US Euro Consulting for venture capital consulting services provided to the Company.

        In March 2005 the Company issued 2,996,575 shares of its common stock to Thor Performance Inc., a Minnesota corporation, to purchase motorcycle engine technology and prototypes and related assets, with these shares valued at $2.50 per share or a total purchase price of $7,491,437. Thor Performance Inc. is an accredited investor.

        In August 2005 the Company issued warrants to Bathgate Capital Partners LLC for the purchase of 100,004 shares of common stock of the Company over a five-year term at $3.90 per share as required by the Placement Agent Agreement governing the private placement offered by Bathgate for the Company. Bathgate is a licensed NASD dealer, and an accredited investor.

        In August 2005 the Company also issued 134,920 shares of its common stock in consideration for obtaining its SEDA financing facility from Cornell Capital Partners with 133,333 of these shares issued to Cornell Capital Partners and 1,587 shares issued to Monitor Capital Inc., the Placement Agent for this SEDA facility. This issuance of shares was valued at $750,000 by the Company. Incident to the SEDA commitment from Cornell Capital Partners, the Company also issued warrants to Cornell Capital Partners to purchase 1,750,000 shares of common stock of the Company exercisable at $4.60 per share over a three-year term. Cornell and Monitor are both accredited investors.

        In January 2006, the Company terminated this SEDA facility with Cornell Capital and also canceled all of the 133,333 shares and 1,750,000 warrants which had been issued to Cornell Capital.

        Based on the manner of issuance of all the foregoing issuances for services, goods, and financial assistance or payables, they were transactions as private placements and not in the nature of a public offering, and the Company believes they were exempt from registration under the Securities Act of 1933, as amended, pursuant to either Section 4(2) or Rule 701 thereof. All of the persons receiving securities of the Company in the foregoing non-cash transactions received legended certificates for such securities which clearly stated the securities could not be resold, transferred or otherwise disposed of unless registered under applicable securities laws or exempt from registration under a satisfactory securities exemption.

Securities Issued For Outstanding Liabilities in Early 2005 Reorganization

        From January-March, 2005, the Company completed a major financial reorganization through a debt conversion plan offered to all creditors of the Company, based on $2.50 per share of common stock of the Company in satisfaction of any outstanding liability of each creditor. The Company succeeded in satisfying a total of $4,770,879 through this debt conversion plan, including conversion of loans and notes, accounts payable and accrued liabilities and other debts. Creditors converting into common stock and preferred stock were accredited investors except for seven persons. All non-accredited investors were suppliers of materials and services used in the development and production of motorcycles in 2004, and they had complete access to the Company and its business plan incident to their supplying goods and services to the Company. This conversion plan resulted in outstanding debt in the amount of $2,813,379 being converted into 1,125,354 shares of common stock of the Company and $1,957,500 being converted into 783,000 shares of preferred stock of the Company. Based on the manner of this conversion plan and the representations of creditors accepting conversion of their debt, the Company believes these debt conversions were private placements not involving any public offering within the meaning of Section 4(2) of the Securities Act of 1933, as amended, and were thus exempt from registration requirements of such Securities Act. All creditors receiving securities of the Company incident to this debt conversion plan received legended certificates for such securities which clearly stated that the securities could not be resold, transferred or otherwise disposed of unless registered under applicable securities laws or exempt from registration under a satisfactory securities exemption.

Item 5. Indemnification of Directors and Officers

        The Nevada Revised Statutes provide that the Company may indemnify its officers and directors for costs and expenses incurred in connection with the defense of actions, suits or other proceedings where the officer or director acted in good faith and in a manner reasonably believed by the officer or director to be in the Company’s best interest and the officer or director is a party by reason of his or her status with the Company, unless the officer or director was found negligent or conducting misconduct in the performance of duty.

        Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors and officers under Nevada law or otherwise, the Company understands that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

PART III

Items 1-2. Index to and Description of Exhibits

Exhibit Number	Description of Exhibit	Sequential Page Number
Exhibit 2+	Agreement and Plan of Business Combination
Exhibit 3.1+	Articles of Incorporation
Exhibit 3.2+	Bylaws
Exhibit 4+	Rights of Series A Preferred Shareholders
Exhibit 10.1+	Asset Purchase Agreement
Exhibit 10.2+	Dealer Agreement
Exhibit 10.3+	Financing Floor Plan Vendor Agreement
Exhibit 10.4+	Standby Equity Distribution Agreement (SEDA)
Exhibit 10.5*	Racing Partners Management Inc. Consulting Agreement
Exhibit 10.6*	Nesbitt Employment Agreement
Exhibit 10.7*	Palmlund Secured Inventory Financing Agreement
Exhibit 10.8*	Palmlund Series A 18% Convertible Secured Note
Exhibit 10.9*	VTwin Component Production Purchase Order with MCD
Exhibit 10.10*	Placement Agent Agreement with Bathgate Capital Partners LLC
Exhibit 21+	Subsidiaries of Registrant

*  Filed herewith.
+  Filed previously.

PART F/S

Index to Financial Statements	F-1

SIGNATURES

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Viper Powersports Inc, Registrant

Date:	November 21, 2005	By	/s/ John Lai
John Lai – President

Viper Powersports, Inc.
(A Development Stage Company)

Child, Sullivan & Company

A Professional Corporation of CERTIFIED PUBLIC ACCOUNTANTS
1284 W. Flint Meadow Dr., Suite D, Kaysville, UT 84037	PHONE: (801) 927-1337 FAX: (801) 927-1344

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Stockholders
Viper Powersports, Inc.
New Hope, Minnesota

We have audited the accompanying consolidated balance sheets of Viper Powersports, Inc. (a development stage company) and subsidiaries as of August 31, 2005 and December 31, 2004, and the related statements of operations, stockholders’ equity (deficit), and cash flows for the eight months ended August 31, 2005, the years ended December 31, 2004 and 2003, and the period from November 18, 2002 (inception) to August 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Viper Powersports, Inc. and subsidiaries as of August 31, 2005 and December 31, 2004, and the results of its operations and its cash flows for the eight months ended August 31, 2005, the years ended December 31, 2004 and 2003, and the period from November 18, 2002 (inception) to August 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Child, Sullivan & Company
Kaysville, Utah
November 8, 2005

Viper Powersports, Inc.
(A Development Stage Company)

Consolidated Balance Sheets

	August 31, 2005	December 31, 2004
Assets

Current Assets:
Cash	$2,107,662	$36
Accounts receivable	394	9,410
Inventory and supplies	188,694	284,073

Total Current Assets	2,296,750	293,519

Fixed Assets:
Office & computer equipment	109,508	101,490
Manufacturing and development equipment	224,557	222,707
Vehicles	53,278	53,278
Leasehold improvements	38,770	38,770
Accumulated depreciation	(138,552)	(81,022)

Total Fixed Assets	287,561	335,223

Other Assets:
Engine development costs	7,341,438	—
Rental deposit and other	49,342	66,289

Total Other Assets	7,390,780	66,289

Total Assets	$9,975,091	$695,031

Liabilities and Stockholders’ Equity (Deficit)

Current Liabilities:
Checks in excess of bank balance	$—	$18,515
Accounts payable	67,884	1,362,351
Accrued liabilities	40,936	639,058
Shareholder note	150,000	152,000
Current portion of capital lease	13,500	13,500

Total Current Liabilities	272,320	2,185,424

Long-Term Liabilities:
Capital lease, less current portion	45,307	53,641
Shareholder notes converted into common stock	—	2,916,323

Total Long-Term Liabilities	45,307	2,969,964

Total Liabilities	317,627	5,155,388

Stockholders’ Equity (Deficit):
Preferred stock, $.001 par value; authorized 20,000,000 shares;
783,000 issued and outstanding at August 31, 2005 and
None issued and outstanding at December 31, 2004	783	—

Common Stock, $.001 par value; authorized 100,000,000 shares;
10,126,375 issued and outstanding at August 31, 2005 and
3,951,183 issued and outstanding at December 31, 2004	10,126	3,951
Paid in Capital	22,294,360	4,641,247
Accumulated deficit during the development stage	(12,647,805)	(9,105,555)

Total Stockholders’ Equity (Deficit)	9,657,464	(4,460,357)

Total Liabilities and Stockholders’ Equity (Deficit)	$9,975,091	$695,031

See notes to consolidated financial statements.

Viper Powersports, Inc.
(A Development Stage Company)

Consolidated Statements of Operations

	Eight months ended August 31, 2005	Year Ended December 31, 2004	Year Ended December 31, 2003	Cumulative from Inception November 18, 2002 through 8/31/2005
Revenue	$756	$591,760	$49,192	$641,708
Cost of revenue	854	473,847	26,876	501,577

Gross profit	(98)	117,913	22,316	140,131

Operating Expenses:
Research and development costs	384,008	1,217,705	546,722	2,230,922
Selling, general and administrative	3,027,193	4,543,867	2,548,289	10,381,474

	3,411,201	5,761,572	3,095,011	12,612,396

Loss from operations	(3,411,299)	(5,643,659)	(3,072,695)	(12,472,265)

Other (expenses) income:
Interest expense	(153,368)	(133,149)	(27,040)	(313,557)
Other income	22,417	15,600	100,000	138,017

Net Loss	$(3,542,250)	$(5,761,208)	$(2,999,735)	$(12,647,805)

Net Loss Per Common Share

(Basic and diluted)	$(0.65)	$(1.78)	$(1.22)

Weighted Average Shares

Common Stock Outstanding	5,452,222	3,245,000	2,464,712

See notes to consolidated financial statements.

Viper Powersports, Inc.
(A Development Stage Company)

Consolidated Statements of Stockholders’ Equity (Deficit)
For the Period from November 18, 2002 (Inception) to August 31, 2005

Activity	Preferred Stock Shares	Preferred Stock Amount	Common Stock Shares	Common Stock Amount	Paid-In Capital	Accumulated Deficit

BALANCE at November 18, 2002 (inception)	—	$—	—	$—	$—	$—
Common stock for services and accounts payable – $.40/share	—	—	425,000	170,000	—	—
Common stock for cash at $.40/share	—	—	294,478	117,791	—	—
Net Loss from inception through December 31, 2002	—	—	—	—	—	(344,612)

Balances at December 31, 2002	—	—	719,478	287,791	—	(344,612)

Common stock for services at $.40 to $1.00/share	—	—	1,219,250	1,095,500	—	—
Common stock for cash at $.40/share	—	—	855,522	342,209	—	—
Common stock for services and accounts payable at $2.00/share	—	—	42,500	85,000	—	—
Common stock for cash at $2.00 per share net of issuance costs	—	—	457,399	884,549	—	—
Value of warrants issued with convertible debt	—	—	—	110,168	—	—
Net loss for year ended December 31, 2003	—	—	—	—	—	(2,999,735)

Balances at December 31, 2003	—	—	3,294,149	2,805,217	—	(3,344,347)

Value of warrants issued with convertible debt	—	—	—	22,033	—	—
Common stock for cash at $2.50/share	—	—	98,000	245,000	—	—
Common stock for services and software at $2.50/share	—	—	61,000	152,500	—	—
Common stock for employement agreement services at $2.50/share	—	—	175,000	437,500	—	—
Common stock issued with May 2004 Notes at $2.50/share)	—	—	133,334	333,335	—	—
Common stock grants to employees at $2.50/share)	—	—	189,700	474,250	—	—
Value of warrants and options issued for services	—	—	—	175,363	—	—
Net loss for year ended December 31, 2004	—	—	—	—	—	(5,761,208)

Balances at December 31, 2004	—	—	3,951,183	4,645,198	—	(9,105,555)

Common stock for cash at $2.50/share	—	—	305,212	763,030	—	—
Common stock for payables and debt converted at $2.50/share	—	—	1,125,354	2,813,379	—	—
Preferred stock for outstanding debt converted at $2.50/share	783,000	1,957,500	—	—	—	—
Value of warrants and options issued for services	—	—	—	497,700	—	—
Common stock for engine development technology (Note 3)	—	—	2,996,575	7,491,437	—	—
Recapitalization from March 31, 2005 reverse merger (Note 4)	—	(1,956,717)	613,093	(16,201,753)	18,158,470	—
Common stock for cash at $3.90/share, net of offering costs of $513,124	—	—	1,000,038	1,000	3,386,025	—
Common stock to Cornell Capital Partners, LP issued for SEDA equity agreement	—	—	134,920	135	749,865	—
Net loss for the eight months ended August 31, 2005	—	—	—	—	—	(3,542,250)

Balances at August 31, 2005	783,000	$783	10,126,375	$10,126	$22,294,360	$(12,647,805)

See notes to consolidated financial statements.

Viper Powersports, Inc.
(A Development Stage Company)

Consolidated Statements of Cash Flows

	Eight months Ended August 31, 2005	Year Ended December 31, 2004	Year Ended December 31, 2003	Cumulative from Inception (November 18, 2002) to August 31, 2005

Cash Flows Used in Operating Activities:
Net Loss	$(3,542,250)	$(5,761,208)	$(2,999,735)	$(12,647,805)

Expenses not Requiring an Outlay of Cash:
Depreciation	57,530	69,069	11,953	138,552
Common stock and warrants issued for compensation and expenses	1,247,700	1,524,981	1,145,500	3,946,249

Net Cash Used in Operations	(2,237,020)	(4,167,158)	(1,842,282)	(8,563,004)

Changes to Operating Assets and Liabilities:
Decrease (Increase) in accounts receivable	9,016	(9,410)	—	(394)
Decrease (Increase) in supplies and prepaids	95,379	186,437	(289,031)	(188,694)
Decrease (Increase) in rental deposits and other	16,947	(12,500)	(18,538)	(14,091)
Increase (decrease) in accounts payable	(25,768)	1,050,070	442,328	67,884
Increase (decrease) in accrued liabilities	(44,601)	367,498	144,585	40,936

Cash Flows Used in Operating Activities	(2,186,047)	(2,585,063)	(1,562,938)	(8,657,363)

Cash Flows Used in Investing Activities:
Funding from Thor Performance for engine development	150,000	—	—	150,000
Purchase of intellectual property	—	(35,251)	—	(35,251)
Purchase of fixed assets	(9,868)	(193,178)	(267,895)	(426,113)

Cash Flows Used in Investing Activities	140,132	(228,429)	(267,895)	(311,364)

Cash Flows from Financing Activities:
Net proceeds from sale of stock	4,150,055	245,000	1,226,758	5,957,104
Checks in excess of bank balance (reduction)	(18,515)	(42,053)	—	—
Stockholder loan and capital lease payments	(570,999)	(67,955)	—	(638,954)
Loans from stockholders	593,000	2,282,190	978,851	5,758,239

Cash Flows from Financing Activities	4,153,541	2,417,182	2,205,609	11,076,389

Net Increase (decrease) in Cash	2,107,626	(396,310)	374,776	2,107,662

Cash at Beginning of Period	36	396,346	21,570	—

Cash at End of Period	$2,107,662	$36	$396,346	$2,107,662

Supplemental Non-Cash Financing Activities and Cash Flow Information:
Common Stock issued for accounts payable (expenses)	$1,268,698	$20,000	$35,000	$1,323,698

Common Stock issued for accrued liabilities (expenses)	$553,521	$—	$—	$553,521

Preferred Stock issued for Debt	$1,957,500	$—	$—	$1,957,500

Common Stock issued for Debt	$991,160	$110,168	$—	$1,101,328

Common Stock issued for software (assets)	$—	$50,000	$—	$50,000

Common Stock Issued for Engine Development Technology
and engine development obligation of $150,000	$7,491,437	$—		$7,341,437

Equipment Acquired via capital lease	$—	$72,596		$72,596

Stock Warrants Issued with Convertible Debt	$110,168	$22,033		$132,201

Interest Paid	$—	$142,938	$13,746	$156,684

Income Taxes Paid	$—	$—	$—	$—

See notes to consolidated financial statements.

Viper Powersports, Inc.
(A Development Stage Company)

Notes to Consolidated Financial Statements

1.    NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Viper Powersports Inc. was incorporated in Nevada in 1980 under a different name, and was inactive for years. On March 31, 2005 the Company was recapitalized through a merger with Viper Motorcycle Company, a Minnesota corporation. The former shareholders of Viper Motorcycle Company acquired 93.5% of the capital stock of Viper Powersports Inc. in exchange for all of the capital stock of Viper Motorcycle Company. This transaction was effected as a reverse merger for financial statement and operational purposes, and accordingly Viper Powersports Inc. regards its inception as being the incorporation of Viper Motorcycle Company on November 18, 2002. (See Note 4 — Recapitalization). Upon completion of this reverse merger, Viper Motorcycle Company became a wholly-owned subsidiary of Viper Powersports Inc.

The stock exchange in this reverse merger was effected on a one-for-one basis, resulting in each shareholder of Viper Motorcycle Company receiving the same number and type of capital stock of Viper Powersports Inc. which they held in Viper Motorcycle Company prior to the merger.

Viper Performance Inc., also a wholly-owned subsidiary of Viper Powersports Inc., was incorporated in Minnesota in March 2005 for the purpose of receiving and holding engine development technology and related assets acquired by Viper Powersports Inc. These assets were acquired from Thor Performance Inc., a Minnesota corporation in March 2005 in exchange for 2,996,575 shares of common stock of Viper Powersports Inc. (See Note 3 — Purchase of Engine Development Technology.)

As used herein, the term “the Company” refers to “Viper Powersports Inc.”, and its wholly-owned subsidiaries, unless the context indicates otherwise.

The Company is a development stage company engaged in design and development of premium V-Twin cruiser motorcycles. The Company has sold its capital stock and debt securities in various private placements to fund its development, marketing and other operations. The Company also has issued substantial shares of its common stock to compensate officers and other employees, consultants, and vendors, and to satisfy outstanding debt and other obligations. The Company continues to rely upon loans and sales of its equity securities to fund current operations. The Company’s executive and administrative offices, and its engineering and development operations, are located in a 13,365 square foot facility in suburban Minneapolis, Minnesota.

Principles of Consolidation – The consolidated financial statements include the accounts of Viper Powersports Inc. and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Viper Powersports, Inc.
(A Development Stage Company)

Notes to Consolidated Financial Statements

1.    NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Debt Conversions – During early 2005, Viper Motorcycle Company substantially reorganized its financial position by converting a total of $4,770,879 of its debt, including accounts payable and accrued liabilities and loans, into capital stock of the Company on the basis of $2.50 per share. Outstanding debt in the amount of $2,813,379 was converted into 1,125,354 shares of common stock and $1,957,500 was converted into 783,000 shares of preferred stock.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Loss Per Share – Basic and diluted net loss per common share is computed using the net loss applicable to common shareholders and the weighted average number of shares of common stock outstanding. Diluted net loss per common share does not differ from basic net loss per common share since potential shares of common stock from conversion of debt and the exercise of warrants and options are anti-dilutive for all periods presented.

Inventories – Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method (FIFO). Demonstration motorcycles are stated at manufacturing cost and reserves are recorded to state the demonstration motorcycles at net realizable value. The Company reviews inventory for obsolescence and excess quantities to determine that items deemed obsolete or excess are appropriately reserved.

Property and Equipment – Property and equipment are stated at cost. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets, which are 3 to 7 years. Leasehold improvements are amortized straight line over the shorter of the lease term or estimated useful life of the asset.

Impairment of Long Lived Assets – The Company reviews long-lived assets for impairment annually or more frequently if the occurrence of events or changes in circumstances indicates that the carrying amount of the assets may not be fully recoverable or the useful lives of the assets are no longer appropriate. Each impairment test is based on a comparison of the carrying amount of an asset to future net undiscounted cash flows. If impairment is indicated, the asset is written down to its estimated fair value on a discounted cash flow basis.

Viper Powersports, Inc.
(A Development Stage Company)

Notes to Consolidated Financial Statements

1.    NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenue Recognition – The Company conducts its sales through a network of independent dealers, and the Company recognizes revenue for sales to dealers after the following has taken place:

* Motorcycles are delivered, which is at the time they are shipped;

* Title of the motorcycle passes to the dealer, generally at the time of shipment;

* Collection of the relevant receivable is probable;

* Persuasive evidence of an arrangement exists; and

* The sales price is fixed or determinable.

The exception to the above statement is if the sale(s) to the dealer(s) are financed through CDF. At that point the company records a liability for the sale(s) and does not recognize revenue until the dealer has paid the financing company for the motorcycle(s). At the same time the company calculates a Fair Market value of the risk associated with the dealer financing liability and records the entry. The liability exposure is based on using an industry average of ten percent (10%) for the motorcycle sales for the reporting period.

The Company’s dealer agreement provides that the dealer has no right of return unless the Company authorizes the return.

Warranty – The Company provides warranty coverage for its motorcycles with unlimited miles within a one year period from date of purchase, including parts and labor necessary to repair the motorcycle during the warranty period.

A provision for the costs related to warranty expense will be recorded as a charge to cost of goods sold when revenue is recognized. The estimated warranty cost will be based on industry averages and the stage of production life cycle of the Company’s motorcycles. The warranty reserve will be evaluated on an ongoing basis to ensure its adequacy. Warranty information is detailed in the following table:

	August 31, 2005	December 31, 2004	December 31, 2003
Beginning balance	$27,591	$—	$—
Warranties issued	—	29,515	—
Warranty payments	(9,222)	(1,924)	—

Ending balance	$18,369	$27,591	$—

Research and Development – Research and development costs are expensed as incurred. Assets that are required for research and development activities, and have alternative future uses, in addition to its current use, are included in equipment and depreciated over their estimated useful lives. Research and development costs consist primarily of salaries and other compensation for development and engineering personnel, contract engineering and development costs for outsourced projects, equipment and material costs for development activities, and expenses for regulatory compliance and certifications.

Income Taxes – Income taxes are accounted for under the asset and liability method. Deferred income taxes, if any, are recognized for the difference between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred income taxes, if any, will be recorded at the tax rates expected to be in effect when amounts are to be included in future taxable income. A valuation allowance is recorded to reduce the deferred tax assets to the amounts believed to be realizable. Due to the uncertainty regarding the Company’s future profitability, the future tax benefits of its losses have been fully reserved and no net tax benefit has been recorded in these financial statements.

Viper Powersports, Inc.
(A Development Stage Company)

Notes to Consolidated Financial Statements

1.    NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Fair Value of Financial Instruments – The carrying values of balance sheet financial instruments approximates their fair values as the debt and assets were incurred and acquired recently. These financial instruments include cash, accounts receivable, accounts payable, accrued liabilities, notes payables and indebtedness to related parties. Management is of the opinion that the Company is not exposed to significant interest, credit or currency risks arising from these financial instruments.

Stock Options and Stock Based Compensation – The Company has elected to expense options granted to its employees under the provisions of SFAS 123 (Accounting for Stock-Based Compensation) with respect to employee stock options. There were no options issued from inception through December 31, 2003.

The fair values of the employee stock options granted during the year ending December 31, 2004 and for the eight months ending August 31, 2005 were $29,863 and $497,700 respectively. The fair values of these option grants were determined using the Black-Scholes model with the following assumptions: a risk-free interest rate of 4.25%, an expected life of five years, 18% volatility, and no expected dividend yield.

The Company also issued common stock for services to employees, certain contractors and financing companies. As such, common stock granted during the year ending December 31, 2004 and for the eight months ending August 31, 2005 were $1,301,783 and $749,865 respectively.

The Company accounts for equity instruments issued to non-employees for services and goods under SFAS 123; EITF 96-18 (Accounting for Equity Instruments Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods and Services); and EITF 00-18 (Accounting Recognition for Certain Transactions Involving Equity Instruments Granted to other than Employees.) Generally, the equity instruments issued for services or goods are for common shares or common stock purchase warrants. These shares or warrants are fully vested, non-forfeitable and fully paid or exercisable at the date of grant and require no future performance commitment by the recipient. The Company expenses the fair market value of these securities over the period in which the Company receives the related services.

Dealer Floor Plan Financing – In May 2003, the Company entered into a floor plan financing agreement with GE Commercial Distribution Finance Corporation (CDF) to establish a financing facility for the Company’s independent dealers. Under this agreement, the Company submits an invoice to CDF describing the merchandise it ships to a dealer when the dealer requests floor plan financing from CDF. If CDF accepts the obligation to finance the merchandise, CDF pays the Company 97.6% to 100% of the amount invoiced. The Company must provide to CDF certain covenants when invoices are submitted for floor plan financing, relating to the bona fide nature of the order, title and saleability of the merchandise being financed.

Viper Powersports, Inc.
(A Development Stage Company)

Notes to Consolidated Financial Statements

1.    NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Dealer Floor Plan Financing (Continued) – Dealers of the Company also must each qualify independently with CDF to obtain financing through this facility, and CDF must accept each financing transaction prior to CDF being obligated to finance the merchandise. CDF’s obligation is also subject to certain conditions including delivery of the merchandise by the Company to the dealer within 30 days of CDF’s acceptance, receipt by CDF of the invoice within 10 days shipment to the dealer, and no revocation of CDF’s acceptance prior to shipment of the merchandise.

If CDF deems it necessary to repossess any merchandise financed by CDF, the Company must repurchase the merchandise from CDF at the greater of the unpaid balance on such merchandise or the Company’s original invoice price, regardless of the condition of the merchandise. The Company also must pay any expenses incurred by CDF relating to any repossession. The Company calculates a Fair Market Value of the risk associated by reserving ten percent (10%) based on the industry average for the motorcycle sales for the reporting period.

Either party upon 30 days written notice may terminate the Company’s floor plan financing facility with CDF anytime, and CDF may terminate the agreement anytime upon an event of default by the Company.

2.    EQUITY FINANCING AGREEMENTS

The Company incurred a net loss of $3,542,250, $5,761,208 and $12,647,805, for the eight month period ending August 31, 2005, the year ending December 31, 2004 and the period from inception (November 18, 2002) through August 31, 2005, respectively. Viper produced 25 motorcycles in 2004 as a “Development Stage Company” while producing only one bike per dealer (considered a “one-time” R&D production on the new bike).  The current business plan is to commence commercial production in the second quarter 2006.  No additional capital infusion will be required to start commercial production of motorcycles and engines.

The Company has completed the following financing transactions to fund the anticipated cash flow shortfall. On August 31, 2005 the Company completed a private placement of 1,000,038 shares at $3.90 per share resulting in net proceeds to the Company of $3,387,205. On August 26, 2005 the Company also entered into an agreement with Cornell Capital Partners, LP for a Standby Equity Distribution Agreement (“SEDA”) which enables the Company to draw down up to $500,000 per equity request, every five days. This equity capital infusion allows the Company to sell up to $15,000,000 in equity over a 24 month period. The Company must register its Common Stock under a registration statement with the Securities and Exchange Commission prior to the agreement becoming effective. Cornell will receive cash compensation of 4% of the gross proceeds of each stock sale made by the Company under this SEDA facility.

Viper Powersports, Inc.
(A Development Stage Company)

Notes to Consolidated Financial Statements

2.    EQUITY FINANCING AGREEMENTS (Continued)

To obtain this SEDA facility, the Company issued 133,333 shares of its common stock to Cornell and also granted Cornell stock purchase warrants to purchase 1,750,000 common shares of the Company exercisable over a three-year period at $4.60 per share. The Company also issued 1,587 shares of its Common stock to Monitor Capital, Inc, who acted as Placement Agent for the SEDA facility.

3.    PURCHASE OF ENGINE DEVELOPMENT TECHNOLOGY

Effective March 31, 2005, Viper Powersports Inc., acquired substantial motorcycle engine technology and related assets from Thor Performance Inc., a Minnesota corporation. These assets were acquired in exchange for 2,996,575 shares of common stock of Viper Powersports Inc. issued to Thor Performance, Inc. The Company valued the engine development technology at $2.50 per share and capitalized $7,341,437 for the value of the motorcycle engine development. This motorcycle development was designed and developed over the past 6 to 7 years by Melling Consultancy Design (MCD), an engine development firm based in the United Kingdom, which has previously designed both motorcycle and auto racing engines.

Motorcycle development technology acquired from Thor Performance Inc. includes designs and prototypes for various V-Twins and other motorcycle engines and other components, and a $150,000 commitment by Thor Performance Inc. to fund the completion of certain development in progress being conducted by MCD, which commitment has been fulfilled. The Company had an independent appraisal of the engine development technology conducted which, under the income methodology approach, valued the engine development technology at $19,616,400.

In accordance with SFAS 2, Accounting for Research and Development Costs, and SFAS 142, Goodwill and Other Intangible Assets, the Company’s policy is to capitalize costs incurred in connection with the purchase, from outside parties, of new engine development technology. Any internally developed technology would be classified as research and development, and would be immediately expensed. During 2005 the Company capitalized $7,341,437 of motorcycle engine development cost. The Company’s policy is to depreciate the cost capitalized in connection with developing engine technology on a straight line basis over 10 years.

Viper Powersports, Inc.
(A Development Stage Company)

Notes to Consolidated Financial Statements

4.    RECAPITALIZATION

On March 31, 2005 Viper Powersports Inc. was merged with Viper Motorcycle Company pursuant to a merger agreement dated March 11, 2005. Upon consummation of this merger, Viper Motorcycle Company became a wholly-owned subsidiary of Viper Powersports Inc. Prior to the merger Viper Powersports Inc. was an inactive publicly-held company.

Immediately after completion of the merger, the former stockholders of Viper Motorcycle Company owned 93.5% of the outstanding shares of capital stock of Viper Powersports Inc. Accordingly, this transaction constituted a reverse merger which is regarded as if Viper Motorcycle Company had acquired Viper Powersports Inc. These financial statements present operations of Viper Motorcycle Company from its inception on November 18, 2002, and do not include any prior operations of Viper Powersports Inc.

For accounting and financial reporting purposes, this reverse merger was treated as a recapitalization of Viper Powersports Inc. Viper Powersports Inc. had no assets or liabilities and no business other than the search for a suitable merger target, and accordingly its book value has been stated at zero on the recapitalized balance sheet.

Pursuant to the one-for-one share exchange basis of this merger, the stockholders of Viper Motorcycle Company exchanged all of their capital stock for a like amount and type of capital stock of Viper Powersports Inc. Preferred stockholders of Viper Motorcycle Company acquired a total of 783,000 shares of preferred stock of Viper Powersports Inc., which preferred shares are convertible into common shares on a one-for-one basis.

Additionally under this reverse merger, all outstanding options and warrants to purchase common stock of Viper Motorcycle Company were converted into like options and warrants to purchase common stock of Viper Powersports Inc.

5.    RELATED PARTY TRANSACTIONS

Since inception, the Company has entered into many transactions with related parties consisting of officers, directors and beneficial owners of more than 10% of its common stock, including the following:

Debt Conversions – Incident to reorganizing the Company during January-March 2005, outstanding debt of the Company in the aggregate amount of $4,770,879 was converted into capital stock of the Company based on $2.50 per share. These debt conversions included $3,476,547 owed to officers, directors and shareholders , consisting of $2,694,418 in outstanding loans and interest thereon, accrued compensation and accounts payable of $344,629, and $437,500 to settle and terminate an employment contract with a former officer.

Viper Powersports, Inc.
(A Development Stage Company)

Notes to Consolidated Financial Statements

5.    RELATED PARTY TRANSACTIONS (Continued)

Thor Performance, Inc. – Effective March 31, 2005 the Company acquired substantial motorcycle and engine development technology and related assets from Thor Performance, Inc. in exchange for 2,996,575 shares of common stock of the Company valued at $2.50 per share. (See Note 3). Due to this transaction, an officer and three (3) principal shareholders of the Company beneficially acquired 2,401,192 common shares of the total issued for Thor Performance, Inc.

Common Stock Issued for Services – In December 2004, the Company granted a total of 189,700 shares of its common stock, valued at $2.50 per share, to employees as additional compensation for 2004. These common shares were fully vested and fully paid upon their grant, and included 125,000 shares granted to the President of Viper Motorcycle Company.

Prior to December 2004, the Company had issued other stock grants from time to time for services including officers, directors and shareholders . These transactions included stock grants to related parties in November 2002 to March 2003 of 411,250 common shares of $.40 per share, in May 2003 of 822,500 common shares at $1.00 per share, in December 2003 of 42,500 common shares at $2.00 per share, and in May 2004 of 16,000 common shares at $2.50 per share.

The value of common shares issued in all these stock grants to related parties for services was determined by the Company’s Board of Directors based on concurrent sales of the Company’s common stock to unrelated parties as well as the development status of the Company’s business at the time of these stock grants.

Private Placements – In connection with various private placements of the Company’s common stock since inception, related parties have purchased its common stock on the same terms under which unrelated parties have participated in these placements. Sales to officers, directors and shareholders in private placements has included a total of 504,750 common shares at $.40 per share in a placement from November 2002 to March 2003 a total of 70,000 common shares at $2.00 per share in a June to December 2003 placement, and a total of 40,212 common shares at $2.50 per share in a February to March 2005 placement.

Indebtedness to Principal Shareholders – From December 2003 to August 2004, David Palmlund III (a principal shareholder) loaned a total of $2,000,000 to the Company, for which he received various notes bearing interest rates from 10% to 35% and having maturity dates from August 2004 to September 2005. All of this debt was outstanding as of December 31, 2004. In March 2005, except for $150,000 of a Series A Convertible Secured Note, Mr. Palmlund converted all of his debt, including accrued interest, into 740,000 shares of preferred stock of the Company and 64,635 shares of common stock of the Company, all based on the share price of $2.50. The unconverted $150,000 Series A Note bears an interest rate of 18% per annum, and is convertible into common shares of the Company on the basis of $2.50 per share. The Series A note matures on September 30, 2005. This Series A Note is also secured by tangible and intangible assets of the Company.

Viper Powersports, Inc.
(A Development Stage Company)

Notes to Consolidated Financial Statements

5.    RELATED PARTY TRANSACTIONS (Continued)

Indebtedness to Related Parties (Continued) – Five other related parties, including an officer, two directors, and two principal shareholders have made substantial cash advances or working capital loans to the Company from time to time since its inception. They have received unsecured 8% notes for these advances and loans. As of December 31, 2004 $673,237 of these 8% notes was outstanding, including accrued interest. In February to March 2005, all outstanding 8% notes of the Company, including accrued interest thereon, were converted into shares of common stock of the Company based the price of $2.50 per share.

Guarantee of Letter of Credit – In January 2004 (as amended February 8, 2005), the Company obtained a $200,000 Letter of Credit from Compass Bank of Dallas Texas in favor of GE Commercial Distribution Finance Corporation. This Letter of Credit also was guaranteed by David Palmlund III (a principal shareholder) , who is being paid $3,000 per month as long as the guarantee is outstanding.

Consulting Compensation – During 2003 and 2004, the Company paid compensation to a principal shareholder for consulting services related to motorcycle production development and creation of an assembly manufacturing system. These consulting expenses included $55,000 in 2003 and $36,000 in 2004.

Employment Agreement – In January 2004, the Company entered into a 3-year employment agreement with Terry Nesbitt to pay him an annual salary on the basis of $94,600 until April 2004 and thereafter on an annual basis of $104,060. This agreement also provided for him to be paid total bonuses of $25,000 in 2004. The agreement also obligates the Company to provide his medical insurance, a monthly fuel expense allowance, a vehicle for his travel purposes, and reimbursement of his reasonable out-of-pocket expenses. Mr. Nesbitt’s agreement also provides that if his employment is terminated without cause, he will receive a cash severance payment equal to 75% of his annual compensation for 24 months.

Settlement of Employment Contract – In January 2005 the Company issued a total of 175,000 shares of common stock expensed on a per share price of $2.50, for the termination of an officer’s employment contract.

6.    COMMON STOCK WARRANTS AND OPTIONS

The Company has issued warrants to purchase a total of 2,383,639 shares of its common stock, and also has granted options to purchase a total of 857,000 of its common shares.

Viper Powersports, Inc.
(A Development Stage Company)

Notes to Consolidated Financial Statements

6.    COMMON STOCK WARRANTS AND OPTIONS (Continued)

Warrants – Outstanding warrants of the Company to purchase 53,635 common shares at a price of $2.00 per share have three-year terms, expiring from June 2006 to January 2007; outstanding warrants to purchase 330,000 common shares at the price of $2.50 per share have five-year terms, expiring from December 2008 to March 2010; outstanding warrants to purchase 150,000 common shares at a price of $6.00 per share have a five-year term expiring in January 2010; outstanding warrants to purchase 1,750,000 common shares at a price of $4.60 per share have a three-year term expiring August 2008; and outstanding warrants to purchase 100,004 common shares at a price of $3.90 per share have a five year term expiring August 2010. Related parties hold warrants to purchase 262,500 of these warrant shares, with the other warrants being held by persons who have provided financial or consulting services to the Company. No warrants issued by the Company have been exercised so far.

Stock Options – Outstanding stock options all have five-year terms expiring from January 2009 to January 2010. They consist of options to purchase 782,000 common shares at a price of $2.50 per share and an option to purchase 75,000 common shares at a price of $2.00 per share. Related parties hold options to purchase 572,000 common shares, and the balance of options to purchase 285,000 common shares are held by current and former employees and directors of the Company. No stock options granted by the Company have been exercised so far.

VIPER POWERSPORTS, INC.
COMMON STOCK WARRANTS & OPTIONS

	Options		Warrants
	8/31/2005	12/31/2004	8/31/2005	12/31/2004

Beg Bal	165,000	—	283,635	116,135

Issued	692,000	165,000	2,100,004	167,500

Exercised	—	—	—	—

Cancelled	—	—	—	—

End Bal	857,000	165,000	2,383,639	283,635

Exercisable	857,000	165,000	2,383,639	283,635

Viper Powersports, Inc.
(A Development Stage Company)

Notes to Consolidated Financial Statements

7.    PREFERRED STOCK

The Company has authorized 20,000,000 shares of preferred stock with par value of $.001 per share. Of these, 783,000 have been designated as Series A Preferred Stock with a stated value of $2.50 per share. The 783,000 shares were issued for debt at $2.50 per share, and are issued and outstanding as of August 31, 2005. Each share of Series A Preferred Stock has one voting right, cumulative annual dividend rights of $.20 per share, conversion rights for one of common stock, liquidation preference of $2.50 per share, and a provision for antidilution in the case of stock splits, dividends, recapitalizations, mergers or other business combinations.

VIPER POWERSPORTS INC.

Consolidated Balance Sheet
As of November 30, 2005
(UNAUDITED)

ASSETS

Current assets:
Cash	$1,011,578
Inventory and supplies	242,347

Total current assets	1,253,925

Fixed assets:
Office and computer equipment	112,768
Manufacturing and development equipment	276,306
Vehicles	53,278
Leasehold improvements	38,770

481,122
Less accumulated depreciation	(160,524)

Total fixed assets	320,598

Other assets:
Rental deposit and other	49,342
Engine development technology	7,341,438

Total other assets	7,390,780

TOTAL ASSETS	$8,965,302

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$62,708
Accrued liabilities	73,632
Shareholder note (Palmlund)	150,000
Inventory financing note (Palmlund)	100,000
Current portion of capital leases	13,500

Total current liabilities	399,840

Long-term liabilities:
Capital lease, less current portion	43,586

TOTAL LIABILITIES	443,426
Stockholders’ equity:
Preferred stock, $.001 par value; authorized 20,000,000 shares; 783,000 shares issued and outstanding at November 30, 2005	783
Common stock, $.001 par value; authorized 100,000,000 shares; 10,126,380 shares issued and outstanding at November 30, 2005	10,126
Paid in capital	22,294,359
Accumulated deficit	(13,783,392)

TOTAL STOCKHOLDERS’ EQUITY	8,521,876

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$8,965,302

VIPER POWERSPORTS INC.

Consolidated Statement of Operations

For the Three-Month Period Ended November 30, 2005
(UNAUDITED)

Revenue	$0

Operating expenses:
Research and development	328,569
G & A and selling expenses	814,304

Total operating expenses	1,142,872

Profit (loss) from operations	(1,142,872)
Other (expense) income:
Interest income	190
Other income	5,003

Total other (expense) income	5,193

Net (Loss) Profit	$1,137,680

VIPER POWERSPORTS INC.

Consolidated Statement of Cash Flows

For the Three-Month Period Ended November 30, 2005
(UNAUDITED)

Cash flows used in operating activities:
Net (loss) income	$(1,137,680)

Expenses not requiring the outlay of cash:
Depreciation	21,971

Net cash used in operations	(1,115,708)

Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable	0
Decrease (increase) in inventories, supplies and prepaids	(51,984)
Increase (decrease) in accounts payable	(4,359)
Increase (decrease) in accrued liabilities	32,696

Cash flows used in operating activities	(1,139,356)

Cash flows used in investment activities:
Purchase of fixed assets	(52,331)

Cash flows used in investing activities	(52,331)

Cash flows from financing activities:
Capital lease payments and other	(1,721)
Loans from stockholder (inventory financing)	100,000

Cash flows from financing activities	98,279

Net increase (decrease) in cash	(1,093,407)
Cash at beginning of period	2,104,986

Cash at end of period	$1,011,578

VIPER POWERSPORTS INC.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

1. Basis of Presentation – The interim financial information included in the foregoing financial statements for the three months ended November 30, 2005 do not include all the information and footnote disclosure required by U.S. generally accepted accounting principles for complete financial statements. In the opinion of management of Viper Powersports Inc., these unaudited statements include all adjustments considered necessary for the fair presentation of the three-month interim period reported herein. All adjustments are of a normal recurring nature unless otherwise disclosed. Management believes that the disclosures made in these unaudited statements are adequate for a fair presentation of our results of operations, financial position, and cash flows. These unaudited interim financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes included in the Registration Statement.

2. Capital Stock – During the three-month period ended November 30, 2005, there have been no common or preferred stock transactions or issuances, nor have there been any derivative issuances of capital stock of the Company in the form of options, warrants or any other derivative or convertible securities.